United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July, 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

June 30, 2015

BR GAAP

Filed with the CVM, SEC and HKEx on

July 30, 2015

Vale S.A.

KPMG Auditores Independentes	Central Tel	55 (21) 3515-9400
Av. Almirante Barroso, 52 - 4[o]	Fax	55 (21) 3515-9000
20031-000 - Rio de Janeiro, RJ - Brasil	Internet	www.kpmg.com.br
Caixa Postal 2888
20001-970 - Rio de Janeiro, RJ - Brasil

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To

The Board of Directors and Stockholders of

Vale S.A.

Rio de Janeiro - RJ

Introduction

1.              We have reviewed the interim accounting information of Vale S.A. (“the Company”), included in the quarterly information form - ITR for the quarter ended June 30, 2015, which comprises the individual and consolidated balance sheet as of June 30, 2015 and the respective individual and consolidated statements of income and comprehensive income for the three-month and six-month periods ended on June 30, 2015, the individual and consolidated statements of changes in stockholders’ equity for the six-month period then ended and the individual statement of cash flows for the six-month period and the consolidated statement of cash flows for the three-month and six-month periods then ended, including the explanatory notes.

2.              The Company`s Management is responsible for the preparation of the interim accounting information in accordance with the Accounting Pronouncement CPC 21(R1) — “Demonstração Intermediária” and the international accounting rule IAS 34 - Interim Financial Reporting, issued by the IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

Scope of the review

3.              We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity), respectively. A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Conclusion on the interim accounting information

4.              Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of added value

5.              We have also reviewed the individual and consolidated interim information of added value for the six-month period ended June 30, 2015, prepared under the responsibility of the Company`s Management, for which presentation is required in the interim information in accordance with the standards issued by the CVM applicable to the preparation of quarterly information - ITR, and considered as supplementary information by IFRS, which does not require the presentation of the statements of added value. These statements were submitted to the same review procedures described previously and, based on our review, we are not aware of any fact that might lead us to believe that they were not prepared, in all material respects, in accordance with the individual and consolidated interim accounting information, taken as a whole.

Rio de Janeiro, July 29, 2015

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Manuel Fernandes Rodrigues de Sousa

Accountant CRC RJ-052428/O-2

Condensed Balance Sheet

In millions of Brazilian Reais

	Consolidated			Parent Company
	Notes	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
		(unaudited)		(unaudited)
Assets
Current assets
Cash and cash equivalents	8	9,799	10,555	1,574	685
Financial investments		329	392	18	392
Derivative financial instruments	24	758	441	443	370
Accounts receivable	9	8,652	8,700	30,369	30,599
Related parties	31	1,216	1,537	1,187	2,227
Inventories	10	13,740	11,956	3,974	3,655
Prepaid income taxes		3,559	4,200	3,238	3,782
Recoverable taxes	11	4,820	4,515	3,057	2,687
Others		1,992	1,780	648	1,169
		44,865	44,076	44,508	45,566

Non-current assets held for sale	6	11,193	9,669	—	1,501
		56,058	53,745	44,508	47,067
Non-current assets
Related parties	31	65	93	977	902
Loans and financing		682	609	100	104
Judicial deposits	18(c)	3,299	3,370	2,771	2,721
Prepaid income taxes		1,310	1,271	—	—
Deferred income taxes	20	13,341	10,560	9,179	6,430
Recoverable taxes	11	2,075	1,064	1,328	566
Derivative financial instruments	24	78	231	—	29
Others		2,280	1,873	447	349
		23,130	19,071	14,802	11,101

Investments	12	13,057	10,978	131,195	118,628
Intangible assets, net	13	19,669	18,114	19,005	17,454
Property, plant and equipment, net	14	221,144	207,507	91,095	87,321
		277,000	255,670	256,097	234,504
Total		333,058	309,415	300,605	281,571

Condensed Balance Sheet

In millions of Brazilian Reais

(continued)

	Consolidated			Parent Company
	Notes	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
		(unaudited)		(unaudited)
Liabilities
Current liabilities
Suppliers and contractors		11,890	11,566	6,221	6,818
Payroll and related charges		1,630	3,089	995	2,017
Derivative financial instruments	24	2,597	3,760	834	948
Loans and financing	16	9,887	3,768	5,854	2,853
Related parties	31	600	813	6,203	5,622
Income taxes - Settlement program	19	1,276	1,213	1,250	1,189
Taxes payable and royalties		1,212	1,461	300	376
Provision for income taxes		553	937	—	—
Employee postretirement obligations	21(a)	239	177	69	66
Asset retirement obligations	17	353	361	85	89
Redeemable noncontrolling interest		434	—	—	—
Others		992	1,074	551	690
		31,663	28,219	22,362	20,668

Liabilities associated with non-current assets held for sale	6	477	294	—	—
		32,140	28,513	22,362	20,668
Non-current liabilities
Derivative financial instruments	24	7,090	4,276	6,126	3,866
Loans and financing	16	82,486	72,749	44,916	38,542
Related parties	31	291	288	48,675	43,606
Employee postretirement obligations	21(a)	6,394	5,941	461	466
Provisions for litigation	18(a)	3,559	3,405	2,422	2,448
Income taxes - Settlement program	19	15,733	15,572	15,411	15,254
Deferred income taxes	20	9,585	8,874	—	—
Asset retirement obligations	17	9,409	8,588	3,334	3,106
Participative stockholders’ debentures	30(b)	2,642	4,584	2,642	4,584
Redeemable noncontrolling interest		—	645	—	—
Deferred revenue - Gold stream	29	5,602	3,516	—	—
Others		3,398	2,863	2,849	2,617
		146,189	131,301	126,836	114,489
Total liabilities		178,329	159,814	149,198	135,157

Stockholders’ equity	25
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 2,027,127,718 shares issued		29,879	29,879	29,879	29,879
Common stock — 3,600,000,000 no-par-value shares authorized and 3,217,188,402 shares issued		47,421	47,421	47,421	47,421
Treasury stock — 59,405,792 preferred and 31,535,402 common shares		(2,746)	(2,746)	(2,746)	(2,746)
Results from operations with noncontrolling stockholders		(983)	(970)	(983)	(970)
Results on conversion of shares		50	50	50	50
Unrealized fair value gain (losses)		(4,084)	(4,553)	(4,084)	(4,553)
Cumulative translation adjustments		36,281	24,248	36,281	24,248
Profit reserves		45,589	53,085	45,589	53,085
Total company stockholders’ equity		151,407	146,414	151,407	146,414
Noncontrolling stockholders’ interests		3,322	3,187	—	—
Total stockholders’ equity		154,729	149,601	151,407	146,414
Total liabilities and stockholders’ equity		333,058	309,415	300,605	281,571

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Income

In millions of Brazilian Reais, except as otherwise stated

		Consolidated (unaudited)
		Three-months period ended		Six-months period ended
	Notes	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Net operating revenue	26(c)	21,441	22,084	39,468	44,493
Cost of goods sold and services rendered	27(a)	(15,968)	(13,566)	(30,956)	(26,738)
Gross profit		5,473	8,518	8,512	17,755

Operating (expenses) income
Selling and administrative expenses	27(b)	(488)	(528)	(1,043)	(1,195)
Research and evaluation expenses		(365)	(355)	(710)	(699)
Pre operating and stoppage operation		(797)	(589)	(1,555)	(1,175)
Other operating expenses, net	27(c)	(622)	(364)	(442)	(870)
		(2,272)	(1,836)	(3,750)	(3,939)
Impairment of non-current assets	15	—	(1,730)	—	(1,730)
Gain (loss) on measurement or sale of non-current assets	6 and 7	(172)	—	374	—
Operating income		3,029	4,952	5,136	12,086

Financial income	28	4,486	2,702	11,437	5,832
Financial expenses	28	(2,862)	(2,831)	(23,491)	(5,633)
Equity results from joint ventures and associates	12	668	542	(157)	1,001
Results on sale or disposal of investments from joint ventures and associates	6 and 7	241	(39)	296	(39)
Net income (loss) before income taxes		5,562	5,326	(6,779)	13,247

Income taxes	20
Current tax		(208)	(1,229)	(409)	(3,420)
Deferred tax		(353)	(1,007)	2,497	(1,153)
		(561)	(2,236)	2,088	(4,573)
Net income (loss)		5,001	3,090	(4,691)	8,674
Loss attributable to noncontrolling stockholders’ interests		(143)	(97)	(296)	(422)
Net income (loss) attributable to the Company’s stockholders		5,144	3,187	(4,395)	9,096

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:	25(b)
Preferred share (R$)		1.00	0.62	(0.85)	1.77
Common share (R$)		1.00	0.62	(0.85)	1.77

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Income

In millions of Brazilian Reais, except as otherwise stated

		Parent company (unaudited)
		Three-months period ended		Six-months period ended
	Notes	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Net operating revenue		9,367	13,700	19,602	29,734
Cost of goods sold and services rendered	27(a)	(6,767)	(5,922)	(13,191)	(11,887)
Gross profit		2,600	7,778	6,411	17,847

Operating (expenses) income
Selling and administrative expenses	27(b)	(286)	(301)	(579)	(623)
Research and evaluation expenses		(185)	(191)	(352)	(380)
Pre operating and stoppage operation		(111)	(91)	(224)	(195)
Equity results from subsidiaries	12	2,174	(2,569)	(1,600)	(4,684)
Other operating expenses, net	27(c)	(389)	(435)	(349)	(773)
		1,203	(3,587)	(3,104)	(6,655)
Gain on measurement or sale of non-current assets	6	—	—	546	—
Operating income		3,803	4,191	3,853	11,192

Financial income	28	3,539	2,378	10,462	5,315
Financial expenses	28	(2,310)	(2,374)	(21,340)	(4,660)
Equity results from joint ventures and associates	12	668	542	(157)	1,001
Results on sale or disposal of investments from joint ventures and associates	6	—	(39)	55	(39)
Net income (loss) before income taxes		5,700	4,698	(7,127)	12,809

Income taxes	20
Current tax		—	(937)	—	(2,975)
Deferred tax		(556)	(574)	2,732	(738)
		(556)	(1,511)	2,732	(3,713)
Net income (loss)		5,144	3,187	(4,395)	9,096

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:	25(b)
Preferred share (R$)		1.00	0.62	(0.85)	1.77
Common share (R$)		1.00	0.62	(0.85)	1.77

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Comprehensive Income

In millions of Brazilian Reais

	Consolidated (unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net income (loss)	5,001	3,090	(4,691)	8,674
Other comprehensive income
Items that will not be reclassified subsequently to income
Retirement benefit obligations
Gross balance for the period	295	183	(23)	238
Effect of taxes	(83)	(40)	74	(46)
Equity results from entities, net taxes	—	—	—	3
	212	143	51	195
Total items that will not be reclassified subsequently to income	212	143	51	195

Items that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the period	(2,825)	(1,325)	12,113	(5,472)

Cash flow hedge
Gross balance for the period	834	158	1,558	145
Effect of taxes	(10)	(16)	(10)	(8)
Equity results from entities, net taxes	(1)	5	(8)	6
Transfer of realized results to income, net of taxes	(271)	(34)	(688)	(71)
	552	113	852	72
Total of items that will be reclassified subsequently to income	(2,273)	(1,212)	12,965	(5,400)
Total comprehensive income (loss)	2,940	2,021	8,325	3,469
Comprehensive income (loss) attributable to noncontrolling stockholders’ interests	(258)	(159)	218	(613)
Comprehensive income (loss) attributable to the Company’s stockholders	3,198	2,180	8,107	4,082

	Parent company (unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net income (loss)	5,144	3,187	(4,395)	9,096
Other comprehensive income
Items that will not be reclassified subsequently to income
Retirement benefit obligations
Gross balance for the period	(40)	(65)	(50)	(127)
Effect of taxes	14	22	17	43
Equity results from entities, net taxes	238	186	84	279
	212	143	51	195
Total items that will not be reclassified subsequently to income	212	143	51	195

Items that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the period	(2,710)	(1,263)	11,599	(5,281)

Cash flow hedge
Equity results from entities, net taxes	552	113	852	72
	552	113	852	72
Total of items that will be reclassified subsequently to income	(2,158)	(1,150)	12,451	(5,209)
Total comprehensive income (loss)	3,198	2,180	8,107	4,082

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Changes in Stockholders’ Equity

In millions of Brazilian Reais

	Six-months period ended
	Capital	Results on conversion of shares	Results from operation with noncontrolling stockholders	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2013	75,000	50	(840)	69,262	(7,838)	(2,815)	15,527	—	148,346	3,775	152,121
Net income (loss)	—	—	—	—	—	—	—	9,096	9,096	(422)	8,674
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	195	—	—	195	—	195
Cash flow hedge	—	—	—	—	—	72	—	—	72	—	72
Translation adjustments	—	—	—	—	—	97	(5,378)	—	(5,281)	(191)	(5,472)
Contribution and distribution to stockholders:
Acquisitions and disposal of participation of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(553)	(553)
Capitalization of reserves	2,300	—	—	(2,300)	—	—	—	—	—	—	—
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	150	150
Cancellation of treasury stock	—	—	—	(5,092)	5,092	—	—	—	—	—	—
Dividends of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(11)	(11)
Dividends and interest on capital of Company’s stockholders	—	—	—	—	—	—	—	(4,632)	(4,632)	—	(4,632)
June 30, 2014 (unaudited)	77,300	50	(840)	61,870	(2,746)	(2,451)	10,149	4,464	147,796	2,748	150,544

	Six-months period ended
	Capital	Results on conversion of shares	Results from operation with noncontrolling stockholders	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2014	77,300	50	(970)	53,085	(2,746)	(4,553)	24,248	—	146,414	3,187	149,601
Loss	—	—	—	—	—	—	—	(4,395)	(4,395)	(296)	(4,691)
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	51	—	—	51	—	51
Cash flow hedge	—	—	—	—	—	852	—	—	852	—	852
Translation adjustments	—	—	—	—	—	(434)	12,033	—	11,599	514	12,113
Contribution and distribution to stockholders:
Acquisitions and disposal of participation of noncontrolling stockholders	—	—	(13)	—	—	—	—	—	(13)	(114)	(127)
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	46	46
Dividends of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(15)	(15)
Dividends and interest on capital of Company’s stockholders	—	—	—	(3,101)	—	—	—	—	(3,101)	—	(3,101)
June 30, 2015 (unaudited)	77,300	50	(983)	49,984	(2,746)	(4,084)	36,281	(4,395)	151,407	3,322	154,729

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Cash Flow

In millions of Brazilian Reais

	Consolidated (unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Cash flow from operating activities:
Net income (loss)	5,001	3,090	(4,691)	8,674
Adjustments for:
Equity results from entities	(668)	(542)	157	(1,001)
Loss (gain) on measurement or sale of non-current assets	172	—	(374)	—
Results on sale or disposal of investments of joint ventures and associates	(241)	39	(296)	39
Gain on disposal of property, plant and equipment and intangibles	(48)	—	(731)	—
Impairment of non-current assets	—	1,730	—	1,730
Depreciation, amortization and depletion	3,039	1,990	6,039	4,401
Deferred income taxes	353	1,007	(2,497)	1,153
Foreign exchange and indexation, net	(1,473)	(320)	8,379	(1,022)
Unrealized derivative loss (gain), net	(711)	(629)	1,895	(1,087)
Participative stockholders’ debentures	(1,106)	598	(1,828)	647
Others	324	(24)	(814)	17
Decrease (increase) in assets:
Accounts receivable	(1,533)	(412)	688	3,550
Inventories	(272)	324	481	(1,747)
Recoverable taxes	(1,020)	922	(1,408)	2,703
Others	352	115	151	272
Increase (decrease) in liabilities:
Suppliers and contractors	772	126	(378)	166
Payroll and related charges	(46)	457	(1,627)	(963)
Taxes and contributions	(166)	445	297	480
Deferred revenue - Gold stream	—	—	1,670	—
Income taxes - Settlement program	134	103	224	214
Others	155	193	(669)	144
Net cash provided by operating activities	3,018	9,212	4,668	18,370

Cash flow from investing activities:
Financial investments redeemed	335	—	737	3
Loans and advances received (granted)	(27)	343	(33)	116
Guarantees and deposits granted	(67)	(36)	(137)	(111)
Additions to investments	(88)	(170)	(118)	(456)
Acquisition of subsidiary (note 7(b))	—	—	(237)	—
Additions to property, plant and equipment and intangible	(6,514)	(6,047)	(12,773)	(11,680)
Dividends and interest on capital received from joint ventures and associates	577	464	651	489
Proceeds from disposal of assets and investments	1,410	709	1,749	709
Proceeds from gold stream transaction	—	—	1,156	—
Net cash used in investing activities	(4,374)	(4,737)	(9,005)	(10,930)

Cash flow from financing activities:
Loans and financing
Additions	4,748	21	8,424	1,573
Repayments	(1,824)	(529)	(2,643)	(1,226)
Repayments to stockholders:
Dividends and interest on capital paid to stockholders	(3,101)	(4,632)	(3,101)	(4,632)
Dividends and interest on capital attributed to noncontrolling stockholders	(28)	—	(35)	—
Transactions with noncontrolling stockholders	(125)	—	(125)	—
Net cash provided by (used in) financing activities	(330)	(5,140)	2,520	(4,285)

Increase (decrease) in cash and cash equivalents	(1,686)	(665)	(1,817)	3,155
Cash and cash equivalents in the beginning of the period	11,818	16,252	10,555	12,465
Effect of exchange rate changes on cash and cash equivalents	(333)	(27)	1,061	(60)
Cash and cash equivalents at end of the period	9,799	15,560	9,799	15,560

Cash paid during the period for (i):
Interest on loans and financing	(994)	(769)	(2,315)	(1,838)
Income taxes	(144)	(146)	(903)	(526)
Income taxes - Settlement program	(317)	(286)	(625)	(566)
Derivatives received (paid), net	(303)	192	(2,088)	233
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	544	377	1,100	413

(i) Amounts paid are classified as cash flows from operating activities.

Condensed Statement of Cash Flow

In millions of Brazilian Reais

	Parent company (unaudited)
	Six-months period ended
	June 30, 2015	June 30, 2014
Cash flow from operating activities:
Net income (loss)	(4,395)	9,096
Adjustments for:
Equity results from entities	1,757	3,683
Gain on measurement or sale of non-current assets	(546)	—
Results on sale or disposal of investments of joint ventures and associates	(55)	—
Loss on disposal of property, plant and equipment and intangibles	135	—
Depreciation, amortization and depletion	2,122	1,544
Deferred income taxes	(2,732)	738
Foreign exchange and indexation, net	13,685	(3,036)
Unrealized derivative loss (gain), net	2,104	(977)
Dividends and interest on capital received from subsidiaries	670	19
Participative stockholders’ debentures	(1,828)	647
Others	(567)	(62)
Decrease (increase) in assets:
Accounts receivable	267	(8,397)
Inventories	43	(139)
Recoverable taxes	(858)	3,029
Others	312	345
Increase (decrease) in liabilities:
Suppliers and contractors	(653)	1,206
Payroll and related charges	(1,073)	(707)
Taxes and contributions	718	(474)
Income taxes - Settlement program	218	209
Others	(486)	(259)
Net cash provided by operating activities	8,838	6,465

Cash flow from investing activities:
Financial investments redeemed	374	3
Loans and advances received (granted)	127	923
Guarantees and deposits granted	(122)	(196)
Additions to investments	(994)	(1,384)
Additions to property, plant and equipment and intangible	(8,045)	(6,186)
Dividends and interest on capital received from joint ventures and associates	649	489
Proceeds from disposal of assets and investments	316	709
Net cash used in investing activities	(7,695)	(5,642)

Cash flow from financing activities:
Loans and financing
Additions	7,495	3,213
Repayments	(4,648)	(1,775)
Repayments to stockholders:
Dividends and interest on capital attributed to noncontrolling interest	(3,101)	(4,632)
Net cash provided by (used in) financing activities	(254)	(3,194)

Increase (decrease) in cash and cash equivalents	889	(2,371)
Cash and cash equivalents in the beginning of the period	685	3,635
Cash and cash equivalents at end of the period	1,574	1,264

Cash paid during the period for (i):
Interest on loans and financing	(2,287)	(1,573)
Income taxes	—	(60)
Income taxes - Settlement program	(612)	(555)
Derivatives received (paid), net	(601)	270
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	551	75

(i) Amounts paid are classified as cash flows from operating activities

The accompanying notes are an integral part of these interim financial statements.

Condensed Statement of Added Value

In millions of Brazilian Reais

	Six-months period ended (unaudited)
	Consolidated		Parent Company
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Generation of added value
Gross revenue
Revenue from products and services	40,172	45,310	20,096	30,177
Gain (loss) on measurement or sale of non-current assets	670	(39)	601	(39)
Other revenues	1,817	486	302	383
Revenue from the construction of own assets	9,802	11,680	6,721	6,186
Allowance for doubtful accounts	4	(7)	(4)	10
Less:
Acquisition of products	(1,467)	(1,975)	(375)	(570)
Material, service and maintenance	(17,661)	(18,800)	(10,889)	(10,472)
Oil and gas	(1,994)	(1,964)	(1,256)	(1,297)
Energy	(952)	(641)	(483)	(319)
Freight	(4,907)	(3,543)	—	—
Impairment of non-current assets (includes joint ventures and associates)	—	(1,730)	—	—
Other costs and expenses	(4,479)	(3,911)	(1,032)	(1,009)
Gross added value	21,005	24,866	13,681	23,050
Depreciation, amortization and depletion	(6,039)	(4,401)	(2,122)	(1,544)
Net added value	14,966	20,465	11,559	21,506

Received from third parties
Equity results from entities	(157)	1,001	(1,757)	(3,683)
Financial income	1,199	606	642	436
Monetary and exchange variation of assets	5,550	(763)	5,525	(720)
Total added value to be distributed	21,558	21,309	15,969	17,539

Personnel	4,499	4,460	2,081	2,218
Taxes and contributions	4,149	3,016	3,375	2,498
Current income tax	409	3,420	—	2,975
Deferred income tax	(2,497)	1,153	(2,732)	738
Financial expense (includes capitalized interest)	5,868	2,959	4,162	2,446
Monetary and exchange variation of liabilities	13,186	(3,047)	12,577	(3,318)
Other remunerations of third party funds	635	674	901	886
Reinvested net income (absorbed loss)	(4,395)	9,096	(4,395)	9,096
Net income (loss) attributable to noncontrolling interest	(296)	(422)	—	—
Distribution of added value	21,558	21,309	15,969	17,539

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to Interim Financial Statements

Expressed in millions of Brazilian Reais, unless otherwise stated

1.             Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered at 26, Av. Graça Aranha, Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”).

Vale S.A. and its direct and indirect subsidiaries (“Vale”, “Group” or “Company”) are principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy and steel. The information by segment is presented in note 26.

2.             Summary of the main accounting practices and accounting estimates

a)        Basis of presentation

The consolidated and individual interim financial statements of the Company (“interim financial statements”) have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as implemented in Brazil by the Brazilian Accountant Pronouncements Committee (“CPC”), approved by the Brazilian Securities Exchange Commission (“CVM”) and by the Brazilian Federal Accounting Council (“CFC”).

The interim financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of held for trading financial instruments measured at fair value through the statement of income or available-for-sale financial instruments measured at fair value through the statement of comprehensive income; and (ii) impairment of assets.

These interim financial statements have been reviewed, not audited. However, principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented on the financial statements for the year ended December 31, 2014. These interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read in conjunction with the financial statements for the year ended December 31, 2014.

The Company evaluated subsequent events through July 29, 2015, which is the date the interim financial statements were approved by the Board of Directors.

b)        Functional currency and presentation currency

The interim financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“BRL” or “R$”). For presentation purposes, these interim financial statements are presented in R$.

Operations in other currencies are translated into the functional currency using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the period are recognized in the statement of income as financial expense or financial income. The exceptions are transactions for which gains and losses are recognized in the comprehensive income.

The statement of income and balance sheet of the Group’s entities which functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) assets, liabilities and stockholders’ equity (except components described in item (iii)) are translated at the closing rate at the balance sheet date; (ii) income and expenses are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at the date of each transaction. All resulting exchange differences are recognized in comprehensive income as cumulative translation adjustment, and transferred to the statement of income when the operations are realized.

The exchange rates of the major currencies that impact the operations are as follows:

	Exchange rates used for conversions into R$
	Closing rate as of		Average rate for the six-months period ended
	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2014
	(unaudited)		(unaudited)	(unaudited)
US dollar (“US$”)	3.1026	2.6562	2.9715	2.2974
Canadian dollar (“CAD”)	2.4877	2.2920	2.4060	2.0954
Australian dollar (“AUD”)	2.3906	2.1765	2.3228	2.1008
Euro (“EUR” or “€”)	3.4603	3.2270	3.3111	3.1485

3.             Critical accounting estimates and judgment

The critical accounting estimates and judgment are the same as those adopted when preparing the financial statements for the year ended December 31, 2014.

4.             Accounting standards issued but not yet effective

The standards and interpretations issued by IASB but not yet effective are disclosed below:

IFRS 9 Financial instruments - In July 2014 the IASB issued IFRS 9 — Financial instruments, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This Standard replaces IAS 39 Financial Instruments: Recognition and Measurement. The adoption will be required from January 1, 2018 and the Company is currently analyzing potential impacts regarding this pronouncement on the financial statements.

IFRS 15 Revenue from contracts with customers - In May 2014 the IASB issued IFRS 15 statement - Revenue from Contracts with customers, sets out the requirements for revenue recognition that apply to all contracts with customer (except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments), and replaces the current pronouncements IAS 18 - revenue, IAS 11 - Construction contracts and interpretations related to revenue recognition. The principle core in that framework is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The adoption will be required from January 1, 2018 and the Company is currently analyzing potential impacts regarding this pronouncement on the financial statements.

5.             Risk management

There was no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2014.

6.             Non-current assets and liabilities held for sale

	Consolidated
	June 30, 2015	December 31, 2014
	Nacala	Energy	Nacala	Total
	(unaudited)
Non-current assets held for sale
Accounts receivable	7	—	21	21
Other current assets	546	—	417	417
Investments	—	233	—	233
Intangible assets, net	66	—	—	—
Property, plant and equipment, net	10,574	1,268	7,730	8,998
Total assets	11,193	1,501	8,168	9,669

Liabilities associated with non-current assets held for sale
Suppliers and contractors	431	—	143	143
Other current liabilities	46	—	151	151
Total liabilities	477	—	294	294
Net assets held for sale	10,716	1,501	7,874	9,375

Nacala logistic corridor (“Nacala”)

In December 2014, the Company signed an agreement with Mitsui & Co., Ltd. (“Mitsui”) to sell 50% of its stake of 70% in the Nacala corridor, Nacala is a combination of railroad and port concessions under construction located in Mozambique and Malawi.

After completion of the transaction, Vale will share control of Nacala with Mitsui and therefore will not consolidate the assets, liabilities and results of those entities. The net assets were transferred to assets held for sale with no impact in the statement of income.

Energy generation assets

In December 2013, the Company signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”), as follows:

(a) A new entity Aliança Norte Participações S.A., was incorporated and Vale contributed its 9% investment in Norte Energia S.A. (“Norte Energia”), which is the company in charge of construction and operation of the Belo Monte Hydroelectric facility. Vale committed to sell 49% and share control of the new entity to CEMIG GT. In the first quarter of 2015, after receiving all regulatory approvals and other customary precedent conditions the Company concluded the transaction and received cash proceeds of R$306, recognizing a gain of R$55 as result on sale or disposal of investment from joint ventures and associates in the statement of income.

(b) A new entity Aliança Geração de Energia S.A. (“Aliança Geração”) was incorporated and Vale committed to contribute its shares over several power generation assets which use to supply energy for the Company’s operations. In exchange CEMIG GT committed to contribute its stakes in some of its power generation assets.  In the first quarter of 2015, after receiving all regulatory approvals and other customary precedent conditions, the exchange of assets was completed and Vale holds 55% and shares control of the new entity with CEMIG GT. A long term contract was signed between Vale and Aliança Geração for the energy supply. Due to the completion of this transaction, the Company (i) derecognized the assets held for sale related to this transaction; (ii) recognized as investment its share in the joint venture Aliança Geração; and (iii) recognized R$546 in the income statement as gain (loss) on measurement or sales of non-current asset based on the fair value of the assets transferred by CEMIG GT. This transaction has no cash proceeds or disbursements.

7.             Acquisitions and divestitures

In July 29, 2015 (subsequent event), the Company signed a Contract of Purchase and Sale of Shares with Fundo de Investimento em Participações Multisetorial Plus II (“FIP Multisetorial”), whose shares are held by Banco Bradesco BBI S.A., through which it promised to sell class A preferred shares, representing 36.4% of the share capital of Minerações Brasileiras Reunidas S.A. (“MBR”), for R$4 billion, subject to the condition precedent of a prior approval of the sell by the Conselho Administrativo de Defesa Econômica (“CADE”). MBR is a subsidiary of which Vale holds, directly and indirectly, 98.9% of the total capital.

After the completion of the transaction, the Company will keep a stake of 62.5% of the total capital of MBR and will maintain its stake in ordinary capital at 98.9%. The participation and rights of the new shareholder will be recognized as noncontrolling stockholders’ equity.

Vale will also hold a call option on FIP Multisetorial’s shares with a right to exercise it in the period that ranges from the beginning of the 3rd year until the end of the 10th year (inclusive) from the completion of the transaction. FIP multisetorial may sell its shares to third parties after the 8th year following the completion of the transaction, in which case, Vale may exercise its pre-emptive rights to purchase the shares at the price and conditions presented by the potential buyer.

a)        Divestiture of VBG-Vale BSGR Limited (“VBG”)

VBG is the holding company which held the Simandou mining rights located in Guinea. In April 2014, the Government of Guinea revoked VBG mining rights, without any finding of wrongdoing by Vale. During 2014, as a result of the loss of the mining rights, Vale recognized full impairment of the assets related to VBG. During the first quarter of 2015, the Company sold its stake in VBG to its partner in the project and kept the right to any recoverable amount it may derive from the Simandou project. The transaction had no impact on cash or in the statement of income.

b)        Acquisition of Facon Construção e Mineração S.A. (“Facon”)

During the first quarter of 2015, the Company acquired all shares of Facon, a wholly owned subsidiary of Fagundes Construção e Mineração S.A. (“FCM”). FCM is a logistic service provider for Vale Fertilizantes S.A. The Facon business was carved out from FCM with assets and liabilities directly related to the fertilizer business being transferred to Vale Fertilizantes S.A. The purchase price allocation based on the fair value of acquired assets and liabilities was calculated based on studies performed by the Company. Subsequently, Facon was merged into Vale Fertilizantes S.A.

June 30, 2015
Purchase price	237
Book value of property, plant and equipment	203
Book value of other assets acquired and liabilities assumed, net	(182)
Adjustment to fair value of property, plant and equipment and mining rights	114
Goodwill	102

c)                                      Divestiture of shipping assets

In the second quarter of 2015, the Company and China Ocean Shipping Company (“Cosco”), the largest dry bulk carrier in China and one of the largest dry bulk shipping operators worldwide, completed the sale of four very large ore carriers with capacity of 400,000 tons. The Company received cash proceeds of R$1,384 and recognized a loss of R$172 as gain (loss) on measurement or sale of non-current assets.

d)                                     Divestiture of Shandong Yankuang International Coking Co., Ltd. (“Yankuang”)

In the second quarter of 2015, the Company concluded the sale of its participation in Yankuang, a producer of coke, methanol and other products. In this transaction, Vale recognized a gain of R$241 as results on sale or disposal of investments from joint ventures and associates.

e)                                      Divestiture of Vale Florestar Fundo de Investimento em Participações (“Vale Florestar”)

In the second quarter of 2014, the Company signed an agreement with a subsidiary of Suzano Papel e Celulose S.A. for the sale of its entire stake in Vale Florestar. A loss on this transaction of R$39 was recorded as results on sale or disposal of investments from joint ventures and associates in 2014.

8.             Cash and cash equivalents

	Consolidated		Parent Company
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
	(unaudited)		(unaudited)
Cash and bank deposits	5,604	5,601	88	41
Short-term investments	4,195	4,954	1,486	644
	9,799	10,555	1,574	685

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of changes in value. They are readily convertible to cash, part in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”) and part denominated in US$, mainly time deposits.

9.             Accounts receivable

	Consolidated		Parent Company
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
	(unaudited)		(unaudited)
Ferrous minerals	5,875	5,724	28,105	28,809
Coal	196	324	—	—
Base metals	1,975	2,064	2,273	1,790
Fertilizers	415	361	17	18
Others	418	457	50	58
	8,879	8,930	30,445	30,675

Provision for doubtful debts	(227)	(230)	(76)	(76)
	8,652	8,700	30,369	30,599

The consolidated accounts receivable related to the steel sector represented 75.06% and 77.97% of total receivables on June 30, 2015 and December 31, 2014, respectively. In the parent company, accounts receivable of the steel sector represents 86.69% and 93.98% on June 30, 2015 and December 31, 2014, respectively.

No individual customer represents over 10% of receivables or revenues.

The provision for doubtful debts recorded in the consolidated statement of income for the three-months period ended on June 30, 2015 and 2014 totaled R$4 and R$46 and for the six-months period ended on June 30, 2015 and 2014 totaled R$4 and R$(7), respectively. The Company recognized write-offs for the three-months period ended on June 30, 2015 and 2014 in the amount of R$0 and R$42 and for the six-months period ended totaled R$19 and R$96, respectively.

10.          Inventories

	Consolidated		Parent Company
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
	(unaudited)		(unaudited)
Product inventory

Ferrous minerals
Iron ore	3,516	2,949	1,881	1,842
Pellets	419	498	258	183
Manganese and ferroalloys	203	183	64	51
	4,138	3,630	2,203	2,076

Coal	479	411	—	—

Base metals
Nickel and other products	4,137	3,811	301	334
Copper	97	70	51	26
	4,234	3,881	352	360

Fertilizers
Potash	64	31	—	—
Phosphates	1,151	822	—	—
Nitrogen	77	62	—	—
	1,292	915	—	—

Other products	12	8	—	—
Total product inventory	10,155	8,845	2,555	2,436

Consumable inventory	3,585	3,111	1,419	1,219
Total	13,740	11,956	3,974	3,655

As at June 30, 2015 product inventory is stated net of provisions for nickel, coal, phosphate and pig iron in the amount of R$152 (R$50 as of December 31, 2014), R$1,070 (R$757 as of December 31, 2014), R$12 (R$0 as of December 31, 2014) and R$4 (R$0 as of December 31, 2014), respectively.

Changes in inventories are as follows:

	Consolidated (unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Product inventory
Balance at beginning of the period	9,424	7,796	8,845	6,784
Production and acquisition	14,638	11,575	26,748	23,641
Transfer from consumable inventory	1,917	1,791	4,031	3,660
Cost of goods sold	(15,542)	(13,080)	(30,110)	(25,626)
Provision for market value adjustment	(61)	(39)	(431)	(330)
Translation adjustments	(221)	(146)	1,072	(232)
Balance at end of the period	10,155	7,897	10,155	7,897

	Parent company (unaudited)
	Six-months period ended
	June 30, 2015	June 30, 2014
Product inventory
Balance at beginning of the period	2,436	2,114
Production and acquisition	11,086	9,463
Transfer from consumable inventory	1,678	1,873
Cost of goods sold	(12,646)	(11,096)
Balance at end of the period	2,555	2,354

	Consolidated (unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Consumable inventory
Balance at beginning of the period	3,613	2,961	3,111	2,878
Acquisition	1,964	1,963	4,185	3,957
Transfer to product inventory	(1,917)	(1,791)	(4,031)	(3,660)
Translation adjustments	(75)	(49)	320	(91)
Balance at end of the period	3,585	3,084	3,585	3,084

	Parent company (unaudited)
	Six-months period ended
	June 30, 2015	June 30, 2014
Consumable inventory
Balance at beginning of the period	1,219	1,173
Acquisition	1,878	1,918
Transfer to product inventory	(1,678)	(1,873)
Balance at end of the period	1,419	1,218

11.          Recoverable taxes

Recoverable taxes are presented net of provisions for losses on tax credits.

	Consolidated		Parent Company
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
	(unaudited)		(unaudited)
Value-added tax	2,899	2,806	1,339	1,189
Brazilian federal contributions (PIS/Cofins)	3,925	2,682	2,988	2,006
Others	71	91	58	58
Total	6,895	5,579	4,385	3,253

Current	4,820	4,515	3,057	2,687
Non-current	2,075	1,064	1,328	566
Total	6,895	5,579	4,385	3,253

12.          Investments

Changes in investments are as follows:

	Consolidated (unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Balance at beginning of the period	12,230	12,029	10,978	8,397
Aquisitions (i)	—	—	1,819	—
Additions	24	151	54	437
Disposals (ii)	241	—	241	—
Transfer due to acquisition of control	—	—	—	181
Translation adjustment	(76)	(58)	250	(99)
Equity results on statement of income	668	542	(157)	1,001
Equity results on statement of comprehensive income	(1)	5	(8)	6
Dividends declared	(147)	(1,202)	(223)	(1,296)
Other transfers	118	—	118	—
Transfer to held for sale - Others	—	(216)	(15)	(216)
Transfer to held for sale - VLI S.A.	—	—	—	2,840
Balance at end of the period	13,057	11,251	13,057	11,251

(i) Refers to Aliança Geração de Energia S.A., see note 6.

(ii) Refers to Shandong Yankuang International Coking Co., Ltd., see note 7(d).

	Parent company (unaudited)
	Six-months period ended
	June 30, 2015	June 30, 2014
Balance at beginning of the period	118,628	123,370
Aquisitions (i)	1,819	—
Additions	940	1,367
Translation adjustment	10,964	(5,017)
Equity results on statement of income	(1,757)	(3,683)
Equity results on statement of comprehensive income	920	349
Dividends declared	(341)	(1,570)
Other transfers	52	—
Transfer to held for sale - Others	(30)	(216)
Transfer to held for sale - VLI S.A.	—	2,840
Balance at end of the period	131,195	117,440

(i) Refers to Aliança Geração de Energia S.A., see note 6.

Investments (continued)

			Investments		Equity results (unaudited)				Received dividends (iv)(unaudited)
			As of		Three-months period ended		Six-months period ended		Six-months period ended
	% ownership	% voting capital	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
			(unaudited)
Subsidiaries
Aços Laminados do Pará S.A.	100.00	100.00	336	332	—	—	—	—	—	—
Biopalma da Amazônia S.A.	89.05	89.05	593	646	(12)	(33)	(233)	(37)	—	—
Companhia Portuária da Baía de Sepetiba	100.00	100.00	597	385	122	86	212	157	—	—
Compañia Minera Miski Mayo S.A.C.	40.00	51.00	579	563	5	(3)	17	(11)	83	—
Mineração Corumbaense Reunida S.A.	100.00	100.00	1,357	1,150	15	140	100	182	—	—
Minerações Brasileiras Reunidas S.A.	98.32	98.32	6,014	5,201	79	37	41	(12)	324	—
Potássio Rio Colorado S.A.	100.00	100.00	1,489	1,474	7	(12)	(6)	(17)	—	—
Salobo Metais S.A.	100.00	100.00	7,994	7,591	199	87	368	136	—	—
Tecnored Desenvolvimento Tecnológico S.A.	100.00	100.00	57	86	(14)	(19)	(27)	(23)	—	—
Vale International Holdings GmbH	100.00	100.00	11,091	7,283	24	(1,434)	2,526	(1,500)	—	—
Vale Canada Holdings Inc.	100.00	100.00	5,565	5,127	—	(3)	(10)	(7)	—	—
Vale Canada Limited	100.00	100.00	20,591	16,182	(758)	(134)	(1,435)	(166)	—	—
Vale Fertilizantes S.A.	100.00	100.00	13,401	13,236	150	(30)	(373)	(100)	—	—
Vale International S.A.	100.00	100.00	36,111	20,978	2,917	(1,278)	(1,768)	(3,198)	—	—
Vale Malaysia Minerals Sdn. Bhd.	100.00	100.00	3,538	3,251	(11)	(23)	(229)	(11)	—	—
Vale Manganês S.A.	100.00	100.00	671	721	(7)	16	(32)	(9)	—	—
Vale Mina do Azul S.A.	100.00	100.00	—	—	—	19	—	22	—	19
Vale Moçambique S.A.	100.00	100.00	(2,004)	14,480	(531)	(152)	(903)	(124)	—	—
Vale Shipping Holding Pte. Ltd.	100.00	100.00	8,829	7,432	(70)	88	80	172	—	—
Others			1,329	1,532	59	79	72	(138)	490	—
			118,138	107,650	2,174	(2,569)	(1,600)	(4,684)	897	19
Joint ventures
Aliança Geração de Energia S.A. (i)	55.00	55.00	1,877	—	55	—	59	—	—	—
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	282	—	(1)	—	5	—	—	—
California Steel Industries, Inc.	50.00	50.00	588	489	(27)	13	(41)	18	—	—
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	210	228	20	18	31	36	33	19
Companhia Hispano-Brasileira de Pelotização (i)	50.89	51.00	204	213	7	9	18	17	44	25
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	184	162	14	8	27	18	36	13
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	362	378	41	49	72	78	51	63
Companhia Siderúrgica do Pecém (ii)	50.00	50.00	1,730	1,925	166	(12)	(195)	(19)	—	—
MRS Logística S.A.	47.59	46.75	1,400	1,355	44	48	70	81	—	—
Norte Energia S.A. (ii) (iii)	—	—	—	241	—	(1)	—	(2)	—	—
Samarco Mineração S.A.	50.00	50.00	395	533	388	396	(137)	804	459	369
Others			121	96	(3)	(4)	(2)	1	1	—
			7,353	5,620	704	524	(93)	1,032	624	489
Associates
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	1,129	943	10	18	9	47	—	—
Mineração Rio Grande do Norte S.A.	40.00	40.00	271	243	39	5	29	18	—	—
Teal Minerals Inc.	50.00	50.00	535	514	(52)	(15)	(64)	(27)	—	—
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	26.87	26.87	350	545	(96)	(22)	(96)	(64)	—	—
VLI S.A.	37.60	37.60	2,982	2,945	68	42	59	42	25	—
Zhuhai YPM Pellet Co.	25.00	25.00	76	64	1	—	1	—	—	—
Others			361	104	(6)	(10)	(2)	(47)	2	—
			5,704	5,358	(36)	18	(64)	(31)	27	—
Total of joint ventures and associates			13,057	10,978	668	542	(157)	1,001	651	489
Total			131,195	118,628	2,842	(2,027)	(1,757)	(3,683)	1,548	508

(i)                  Although the Company held majority of the voting capital, the entities are accounted under equity method due to existing veto rights held by other stockholders.

(ii)               Pre-operational stage.

(iii)            The Company’s interest in Norte Energia S.A. is indirectly owned by Aliança Norte Energia Participações S.A. (note 6).

(iv)           Dividends received by the Parent Company during the year ended at June 30, 2015 and June 30, 2014  were R$ 1.319 and R$ 509, respectively.

13.                               Intangible assets

	Consolidated
	June 30, 2015 (unaudited)			December 31, 2014
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	10,746	—	10,746	9,987	—	9,987

Finite useful life
Concessions	10,078	(3,419)	6,659	9,086	(3,210)	5,876
Right of use	1,604	(815)	789	1,375	(586)	789
Software	3,868	(2,393)	1,475	3,603	(2,141)	1,462
	15,550	(6,627)	8,923	14,064	(5,937)	8,127
Total	26,296	(6,627)	19,669	24,051	(5,937)	18,114

	Parent Company
	June 30, 2015 (unaudited)			December 31, 2014
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	10,746	—	10,746	9,987	—	9,987

Finite useful life
Concessions	10,078	(3,419)	6,659	9,086	(3,210)	5,876
Right of use	223	(98)	125	223	(94)	129
Software	3,868	(2,393)	1,475	3,603	(2,141)	1,462
	14,169	(5,910)	8,259	12,912	(5,445)	7,467
Total	24,915	(5,910)	19,005	22,899	(5,445)	17,454

Changes in intangible assets are as follows:

	Consolidated (unaudited)
	Three-months period ended
	Goodwill	Concessions	Right of use	Software	Total
Balance on March 31, 2014	9,451	4,789	545	1,269	16,054
Additions	—	171	—	1	172
Disposals	—	(2)	—	—	(2)
Amortization	—	(237)	(16)	(76)	(329)
Translation adjustment	(12)	—	3	—	(9)
Balance on June 30, 2014	9,439	4,721	532	1,194	15,886

	Consolidated (unaudited)
	Three-months period ended
	Goodwill	Concessions	Right of use	Software	Total
Balance on March 31, 2015	10,889	6,069	824	1,550	19,332
Additions	—	724	—	53	777
Disposals	—	(12)	—	—	(12)
Amortization	—	(122)	(33)	(128)	(283)
Translation adjustment	(144)	—	(2)	—	(146)
Acquisition of subsidiary (note 7(b))	1	—	—	—	1
Balance on June 30, 2015	10,746	6,659	789	1,475	19,669

	Consolidated
	Six-months period ended
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2013	9,698	4,466	594	1,338	16,096
Additions	—	606	—	12	618
Disposals	—	(9)	—	—	(9)
Amortization	—	(342)	(33)	(156)	(531)
Translation adjustment	(259)	—	(29)	—	(288)
Balance on June 30, 2014 (unaudited)	9,439	4,721	532	1,194	15,886

	Consolidated
	Six-months period ended
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2014	9,987	5,876	789	1,462	18,114
Additions	—	1,073	—	266	1,339
Disposals	—	(49)	—	—	(49)
Amortization	—	(241)	(63)	(253)	(557)
Translation adjustment	657	—	63	—	720
Acquisition of subsidiary (note 7(b))	102	—	—	—	102
Balance on June 30, 2015 (unaudited)	10,746	6,659	789	1,475	19,669

	Parent Company
	Six-months period ended
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2013	9,698	4,466	134	1,338	15,636
Additions	—	606	—	12	618
Disposals	—	(9)	—	—	(9)
Amortization	—	(342)	(2)	(156)	(500)
Translation adjustment	(259)	—	—	—	(259)
Balance on June 30, 2014 (unaudited)	9,439	4,721	132	1,194	15,486

	Parent Company
	Six-months period ended
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2014	9,987	5,876	129	1,462	17,454
Addition	102	1,073	—	266	1,441
Disposals	—	(48)	—	—	(48)
Amortization	—	(242)	(4)	(253)	(499)
Translation adjustment	657	—	—	—	657
Balance on June 30, 2015 (unaudited)	10,746	6,659	125	1,475	19,005

14.                               Property, plant and equipment

	Consolidated
	June 30, 2015 (unaudited)			December 31, 2014
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	3,098	—	3,098	2,839	—	2,839
Buildings	45,493	(8,063)	37,430	37,569	(6,614)	30,955
Facilities	46,959	(15,663)	31,296	41,831	(13,110)	28,721
Equipment	44,867	(15,767)	29,100	38,200	(13,531)	24,669
Mineral properties	59,232	(18,455)	40,777	55,687	(16,033)	39,654
Others	45,137	(13,091)	32,046	39,543	(10,448)	29,095
Construction in progress	47,397	—	47,397	51,574	—	51,574
	292,183	(71,039)	221,144	267,243	(59,736)	207,507

	Parent Company
	June 30, 2015 (unaudited)			December 31, 2014
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,595	—	1,595	1,452	—	1,452
Buildings	18,983	(2,437)	16,546	15,631	(2,267)	13,364
Facilities	23,649	(5,374)	18,275	22,367	(5,030)	17,337
Equipment	12,526	(4,564)	7,962	11,368	(4,271)	7,097
Mineral properties	5,258	(1,027)	4,231	5,278	(882)	4,396
Others	18,009	(6,585)	11,424	16,016	(6,196)	9,820
Construction in progress	31,062	—	31,062	33,855	—	33,855
	111,082	(19,987)	91,095	105,967	(18,646)	87,321

Consolidated property, plant and equipment (net book value) pledged to secure judicial claims on June 30, 2015 and December 31, 2014 were R$160 and R$179, respectively. For the parent company, the amount were R$159 and R$179 at June 30, 2015 and December 31, 2014, respectively.

Changes in property, plant and equipment are as follows:

	Consolidated (unaudited)
	Three-months period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on March 31, 2014	2,496	18,520	28,318	19,673	36,655	24,513	59,378	189,553
Additions (i)	—	—	—	—	—	—	6,252	6,252
Disposals	(1)	(85)	—	(2)	(67)	(4)	(233)	(392)
Depreciation and amortization	—	(460)	(106)	(660)	(382)	(229)	—	(1,837)
Impairment (note 15)	—	—	(1)	—	(1,715)	(4)	(10)	(1,730)
Translation adjustment	(7)	(348)	(361)	(591)	(676)	(671)	(860)	(3,514)
Transfers	73	580	(556)	1,053	2,191	828	(4,169)	—
Balance on June 30, 2014	2,561	18,207	27,294	19,473	36,006	24,433	60,358	188,332

	Consolidated (unaudited)
	Three-months period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on March 31, 2015	2,960	36,387	31,505	28,762	40,662	32,019	51,328	223,623
Additions (i)	—	—	—	—	—	—	5,256	5,256
Disposals	—	—	(19)	(46)	—	(1,574)	—	(1,639)
Depreciation and amortization	—	(437)	(571)	(824)	(748)	(558)	—	(3,138)
Translation adjustment	(20)	(887)	(423)	(729)	(499)	(510)	110	(2,958)
Transfers	158	2,367	804	1,937	1,362	2,669	(9,297)	—
Balance on June 30, 2015	3,098	37,430	31,296	29,100	40,777	32,046	47,397	221,144

(i) Includes interest capitalized and ARO, see cash flow.

	Consolidated
	Six-months period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2013	2,215	18,236	25,622	19,689	38,129	24,642	62,775	191,308
Additions (i)	—	—	—	—	—	—	11,475	11,475
Disposals	(2)	(110)	(7)	(13)	(204)	(71)	(278)	(685)
Depreciation and amortization	—	(638)	(738)	(1,379)	(908)	(667)	—	(4,330)
Impairment (note 15)	—	—	(1)	—	(1,715)	(4)	(10)	(1,730)
Translation adjustment	138	(552)	(1,055)	(547)	(2,197)	(1,000)	(2,493)	(7,706)
Transfers	210	1,271	3,473	1,723	2,901	1,533	(11,111)	—
Balance on June 30, 2014 (unaudited)	2,561	18,207	27,294	19,473	36,006	24,433	60,358	188,332

	Consolidated
	Six-months period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2014	2,839	30,955	28,721	24,669	39,654	29,095	51,574	207,507
Additions (i)	—	—	—	—	—	—	11,275	11,275
Disposals	—	(14)	(22)	(60)	(434)	(1,592)	(5)	(2,127)
Depreciation and amortization	—	(824)	(1,167)	(1,707)	(1,372)	(1,126)	—	(6,196)
Translation adjustment	73	780	739	1,602	2,879	1,518	2,777	10,368
Transfers	186	6,533	3,025	4,595	50	3,835	(18,224)	—
Acquisition of subsidiary (note 7(b))	—	—	—	1	—	316	—	317
Balance on June 30, 2015 (unaudited)	3,098	37,430	31,296	29,100	40,777	32,046	47,397	221,144

(i) Includes interest capitalized and ARO, see cash flow.

	Parent Company
	Six-months period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2013	1,322	9,449	14,350	5,641	2,366	8,680	28,897	70,705
Additions (i)	—	—	—	—	—	—	5,643	5,643
Disposals	—	(23)	(2)	(10)	(92)	(9)	(42)	(178)
Depreciation and amortization	—	(166)	(330)	(590)	(289)	(147)	—	(1,522)
Transfers	59	80	2,725	630	242	497	(4,233)	—
Balance on June 30, 2014 (unaudited)	1,381	9,340	16,743	5,671	2,227	9,021	30,265	74,648

	Parent Company
	Six-months period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2014	1,452	13,364	17,337	7,097	4,396	9,820	33,855	87,321
Additions (i)	—	—	—	—	—	—	5,733	5,733
Disposals	—	(10)	(8)	(52)	—	(25)	—	(95)
Depreciation and amortization	—	(238)	(431)	(473)	(172)	(550)	—	(1,864)
Transfers	143	3,430	1,377	1,390	7	2,179	(8,526)	—
Balance on June 30, 2015 (unaudited)	1,595	16,546	18,275	7,962	4,231	11,424	31,062	91,095

(i) includes capitalized and ARO, see cash flow.

15.                               Impairment

The Company did not identify any impairment indicators for the period ended June 30, 2015.

During the second quarter of 2014, the Company identified evidence and recognized impairment in relation to certain of the Company’s operations as presented below.

Property plant and equipment

i.                                        Coal

Australian assets

In May 2014, the Company announced that Integra and Isaac Plains mining complex, both in Australia, were put into care and maintenance since the operation is not economically feasible under current market conditions.  As a consequence, the Company recognized an impairment of R$612 in the second quarter of 2014.

ii.                                    Iron ore projects

VGB - Vale BSGR Limited

Vale’s former 51%-owned subsidiary VBG-Vale BSGR Limited (“VBG”) held iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. On April 25, 2014 the government of Guinea revoked VBG’S mining concessions, based on the recommendation of a technical committee established pursuant to Guinean legislation. The decision was based on the allegations of fraudulent conduct in connection with the acquisition of licenses by BSGR (Vale´s former partner in VBG) more than one year before Vale had made any investment at VBG. The decision does not indicate any involvement by Vale and therefore does not prohibit Vale from participating in any future concession of the mining titles. Due to the uncertainties at that time R$1,118 was recognized as impairment. During the first quarter of 2015, the investment was sold (note 7a).

16.                     Loans and financing

a)        Total debt

	Consolidated
	Current liabilities		Non-current liabilities
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
	(unaudited)		(unaudited)
Debt contracts in the international markets
Floating rates in:
US$	691	950	18,442	13,531
Others currencies	—	—	6	7
Fixed rates in:
US$	6,252	183	37,684	35,166
EUR	—	—	5,191	4,841
Accrued charges	900	887	—	—
	7,843	2,020	61,323	53,545
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	797	785	14,787	14,617
Basket of currencies and US$ indexed to LIBOR	760	561	4,648	3,623
Fixed rates in:
R$	174	128	1,728	964
Accrued charges	313	274	—	—
	2,044	1,748	21,163	19,204
	9,887	3,768	82,486	72,749

	Parent Company
	Current liabilities		Non-current liabilities
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
	(unaudited)		(unaudited)
Debt contracts in the international markets
Floating rates in:
US$	676	670	15,136	11,721
Fixed rates in:
US$	2,978	159	4,654	3,984
EUR	—	—	5,190	4,841
Accrued charges	270	338	—	—
	3,924	1,167	24,980	20,546
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	748	734	13,672	13,511
Basket of currencies and US$ indexed to LIBOR	752	554	4,636	3,609
Fixed rates in:
R$	162	123	1,628	876
Accrued charges	268	275	—	—
	1,930	1,686	19,936	17,996
	5,854	2,853	44,916	38,542

Below are the future flows of debt payments (principal and interest) per nature of funding:

	Consolidated					Parent Company
	Bank loans (i)	Capital market (i)	Development agencies (i)	Debt principal (i)	Estimated future payments of interest(ii)	Debt principal (i)
2015	3,033	—	1,262	4,295	2,214	4,096
2016	110	2,951	2,829	5,890	4,619	2,516
2017	575	3,760	3,114	7,449	4,342	2,765
2018	5,523	2,595	3,536	11,654	4,296	11,192
2019	1,584	3,103	4,063	8,750	3,752	5,236
2020	4,474	3,432	2,618	10,524	3,362	6,292
Between 2021 and 2025	4,068	10,197	6,428	20,693	10,445	12,850
2026 onwards	1,179	20,154	572	21,905	18,078	5,285
	20,546	46,192	24,422	91,160	51,108	50,232

(i)                 Does not include accrued charges.

(ii)              Consists of estimated future payments of interest on loans, financings and debentures, calculated based on interest rate curves and foreign exchange rates applicable as of June 30, 2015 and considering that all amortization payments and payments at maturity on loans, financings and debentures will be made on their contracted payments dates. The amount includes the estimated values of future interest payments (not yet accrued), in addition to interest already recognized in the financial statements.

At June 30, 2015, the average annual interest rates by currency are as follows:

	Consolidated		Parent Company
	Average interest rate (i)	Total debt	Average interest rate (i)	Total debt
Loans and financing in US$	4.86%	68,500	3.68%	29,040
Loans and financing in R$ (ii)	10.09%	17,773	10.07%	16,453
Loans and financing in EUR (iii)	4.06%	5,277	4.06%	5,277
Loans and financing in others currencies	6.36%	823		—
		92,373		50,770

(i)                 In order to determine the average interest rate for debt contracts with floating rates, the Company used the last renegotiated rate at June 30, 2015.

(ii)              R$ denominated debt that bears interest at IPCA, CDI or TJLP, plus spread. For a total of R$13,791, the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2.27% per year in US$.

(iii)           Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.42% per year in US$.

b)        Credit lines

						Amounts drawn on
Type	Contractual currency	Date of agreement		Available for	Total amount	June 30, 2015	December 31, 2014
						(unaudited)
Revolving credit lines
Revolving credit facility	US$	May 2015		5 years	9,308	—	—
Revolving credit facility	US$	July 2013		5 years	6,205	—	—
Credit lines
Export-Import Bank of China and Bank of China Limited	US$	September 2010	(i)	13 years	3,812	3,337	3,294
BNDES	R$	April 2008	(ii)	10 years	7,300	5,545	4,864
Financing
BNDES - CLN 150	R$	September 2012	(iii)	10 years	3,883	3,476	3,339
BNDES - Tecnored 3.5%	R$	December 2013	(iv)	8 years	137	94	74
BNDES - S11D e S11D Logística	R$	May 2014	(v)	10 years	6,163	2,501	1,866

(i)                 Acquisition of twelve large ore carriers from Chinese shipyards.

(ii)              Memorandum of understanding signature date, however term is considered from the signature date of each contract amendment.

(iii)           Capacitação Logística Norte 150 Project (“CLN 150”).

(iv)          Support to Tecnored’s investment plan from 2013 to 2015.

(v)             Iron ore project S11D and S11D Logistica implementation.

Total amounts and amounts disbursed, when not contracted in the reporting currency, are affected by exchange rate variation.

c)                                      Guarantees

As of June 30, 2015 and December 31, 2014 financing and loans in the amount of R$3,639 and R$3,485, respectively, are secured by property, plant and equipment and receivables.

17.                     Asset retirement obligations

The Company applies judgment and assumptions when measuring its asset retirement obligation. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

The long term interest rates used to discount these obligations to present value and to update the provisions at June 30, 2015 was of 5.51% p.a. in Brazil, 2.05% p.a. in Canada and between 1.61% - 8.81% p.a. for the others locations.

Changes in asset retirement obligations are as follows:

	Consolidated (unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Balance at beginning of the period	9,663	6,320	8,949	6,194
Interest expense	251	92	465	249
Settlements	(77)	(16)	(148)	(24)
Revisions on cash flows estimates	12	(66)	32	54
Translation adjustment	(87)	(6)	464	(149)
Balance at end of the period	9,762	6,324	9,762	6,324

Current	353	357	353	357
Non-current	9,409	5,967	9,409	5,967
	9,762	6,324	9,762	6,324

	Parent company (unaudited)
	Six-months period ended
	June 30, 2015	June 30, 2014
Balance at beginning of the period	3,195	1,946
Interest expense	229	111
Settlements	(5)	(2)
Balance at end of the period	3,419	2,055

Current	85	89
Non-current	3,334	1,966
	3,419	2,055

18.                     Litigation

a)        Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based by legal consultants.

Changes in provision for litigation are as follows:

	Consolidated (unaudited)
	Three-months period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on March 31, 2014	779	461	1,748	119	3,107
Additions	130	—	124	1	255
Reversals	—	(32)	(70)	—	(102)
Payments	(13)	(9)	(17)	(4)	(43)
Indexation and interest	3	58	55	(17)	99
Translation adjustment	(8)	—	—	(2)	(10)
Balance on June 30, 2014	891	478	1,840	97	3,306

	Consolidated (unaudited)
	Three-months period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on March 31, 2015	980	367	1,910	229	3,486
Additions	41	95	114	—	250
Reversals	(20)	(57)	(46)	(1)	(124)
Payments	(15)	(4)	(67)	(13)	(99)
Indexation and interest	27	4	28	2	61
Translation adjustment	(10)	—	—	(5)	(15)
Balance on June 30, 2015	1,003	405	1,939	212	3,559

	Consolidated (unaudited)
	Six-months period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2013	771	498	1,653	67	2,989
Additions	225	21	248	43	537
Reversals	(62)	(52)	(127)	(9)	(250)
Payments	(15)	(15)	(31)	(4)	(65)
Indexation and interest	(13)	26	97	7	117
Translation adjustment	(15)	—	—	(7)	(22)
Balance on June 30, 2014 (unaudited)	891	478	1,840	97	3,306

	Consolidated (unaudited)
	Six-months period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2014	972	311	1,876	246	3,405
Additions	443	142	215	—	800
Reversals	(516)	(90)	(120)	(1)	(727)
Payments	(24)	(4)	(80)	(59)	(167)
Indexation and interest	83	45	48	6	182
Translation adjustment	45	1	—	20	66
Balance on June 30, 2015 (unaudited)	1,003	405	1,939	212	3,559

	Parent Company
	Six-months period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2013	280	221	1,472	35	2,008
Additions	157	7	231	39	434
Reversals	6	(42)	(105)	(10)	(151)
Payments	(14)	(13)	(27)	—	(54)
Indexation and interest	(4)	10	90	(3)	93
Balance on June 30, 2014 (unaudited)	425	183	1,661	61	2,330

	Parent Company
	Six-months period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2014	436	186	1,732	94	2,448
Additions	330	59	193	—	582
Reversals	(500)	(45)	(94)	—	(639)
Payments	(24)	(11)	(73)	(37)	(145)
Indexation and interest	130	47	(7)	6	176
Balance on June 30, 2015 (unaudited)	372	236	1,751	63	2,422

b)                                     Contingent liabilities

Contingent liabilities consist of administrative and judicial claims, which expectation of loss is classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal support.

	Consolidated		Parent Company
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
	(unaudited)		(unaudited)
Tax litigations	19,425	16,187	14,567	13,084
Civil litigations	4,258	3,734	3,456	2,962
Labor litigations	6,475	5,194	5,643	4,491
Environmental litigations	3,937	2,981	3,781	2,881
Total	34,095	28,096	27,447	23,418

c)                                      Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required by law to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	Consolidated		Parent Company
	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
	(unaudited)		(unaudited)
Tax litigations	870	940	594	664
Civil litigations	226	333	141	115
Labor litigations	2,166	2,096	2,001	1,942
Environmental litigations	37	1	35	—
Total	3,299	3,370	2,771	2,721

d)             Others

On April 30, 2014, Rio Tinto plc (“Rio Tinto”) filed a lawsuit against Vale, BSGR, and other defendants in the United States District Court for the Southern District of New York, alleging violations of the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO) in relation to Rio Tinto’s loss of certain Simandou mining rights, the Government of Guinea’s assignment of those rights to BSGR, and Vale’s subsequent investment in VBG.  Discovery has begun and under the current schedule will be completed in March 2016.  Vale intends to vigorously defend the action, which it believes to be without merit.

19.                     Income taxes - Settlement program (“REFIS”)

In November 2013, the Company elected to participate in the REFIS, a federal tax settlement program, to settle most of the claims related to the collection of income tax and social contribution on equity gain of foreign subsidiaries and affiliates from 2003 to 2012.

On June 30, 2015, the balance of R$17,009 (R$1,276 in current and R$15,733 in non-current) is due in 160 monthly installments, bearing interest at the SELIC rate.

20.                     Income taxes

a)        Deferred income tax

	Consolidated (unaudited)
	Three-months period ended
	Assets	Liabilities	Total
Balance on March 31, 2014	10,614	7,264	3,350
Net income effect	(887)	120	(1,007)
Translation adjustment	(79)	(56)	(23)
Other comprehensive income	22	78	(56)
Balance on June 30, 2014	9,670	7,406	2,264

	Consolidated (unaudited)
	Three-months period ended
	Assets	Liabilities	Total
Balance on March 31, 2015	14,036	9,942	4,094
Net income effect	(492)	(139)	(353)
Translation adjustment	(254)	(362)	108
Other comprehensive income	51	144	(93)
Balance on June 30, 2015	13,341	9,585	3,756

	Consolidated
	Six-months period ended
	Assets	Liabilities	Total
Balance on December 31, 2013	10,596	7,562	3,034
Net income effect	(954)	199	(1,153)
Translation adjustment	(15)	(452)	437
Other comprehensive income	43	97	(54)
Balance on June 30, 2014 (unaudited)	9,670	7,406	2,264

	Consolidated
	Six-months period ended
	Assets	Liabilities	Total
Balance on December 31, 2014	10,560	8,874	1,686
Loss effect	2,336	(161)	2,497
Translation adjustment	423	883	(460)
Other comprehensive income	53	(11)	64
Acquisition of subsidiary	(31)	—	(31)
Balance on June 30, 2015 (unaudited)	13,341	9,585	3,756

Parent Company
Six-months period ended
Assets
Balance on December 31, 2013	7,418
Net income effect	(738)
Other comprehensive income	43
Balance on June 30, 2014 (unaudited)	6,723

Parent Company
Six-months period ended
Assets
Balance on December 31, 2014	6,430
Loss effect	2,732
Other comprehensive income	17
Balance on June 30, 2015 (unaudited)	9,179

Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on internal assumptions and macroeconomic, trade and tax scenarios that may be subject to changes in future.

The income tax in Brazil comprises taxation on income and social contribution on profit. The statutory rate applicable in the period presented is 34%. In other countries where the Company has operations, it is subject to various rates, depending on jurisdiction.

b)        Income tax reconciliation

The total amount presented as income taxes in the statement of income is reconciled to the rate established by law, as follows:

	Consolidated (unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net income (loss) before income taxes	5,562	5,326	(6,779)	13,247
Income taxes at statutory rates - 34%	(1,891)	(1,811)	2,305	(4,504)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	509	658	1,054	1,317
Tax incentives	75	101	75	412
Results of overseas companies taxed by different rates which differs from the parent company rate	867	(308)	(118)	(975)
Equity results on statement of income	228	184	(53)	340
Undeductible effect of impairment	—	(382)	—	(382)
Provision or reversal of tax loss carryforward	—	(272)	—	(255)
Others	(349)	(406)	(1,175)	(526)
Income taxes	(561)	(2,236)	2,088	(4,573)

			Parent company (unaudited)
			Six-months period ended
			June 30, 2015	June 30, 2014
Net income (loss) before income taxes			(7,127)	12,809
Income taxes at statutory rates - 34%			2,423	(4,355)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity			1,054	1,317
Tax incentives			—	412
Equity results on statement of income			(598)	(1,253)
Others			(147)	166
Income taxes			2,732	(3,713)

21.                     Employee benefits obligations

At June 30, 2015 the Company contributed R$404 and does not expect significant changes in relation to the estimate disclosed in the financial statements for the year ended December 31, 2014.

a)        Employee postretirements obligations

i.            Reconciliation of assets and liabilities in balance sheet

	June 30, 2015 (unaudited)			December 31, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Balance at beginning of the period	3,455	—	—	2,790	—	—
Interest income	214	—	—	335	—	—
Changes on asset ceiling and onerous liability	75	—	—	330	—	—
Balance at end of the period	3,744	—	—	3,455	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(10,167)	(13,204)	(4,387)	(9,902)	(12,009)	(3,981)
Fair value of assets	13,911	10,958	—	13,357	9,872	—
Effect of the asset ceiling	(3,744)	—	—	(3,455)	—	—
Liabilities provisioned	—	(2,246)	(4,387)	—	(2,137)	(3,981)

Current liabilities	—	(60)	(179)	—	(42)	(135)
Non-current liabilities	—	(2,186)	(4,208)	—	(2,095)	(3,846)
Liabilities provisioned	—	(2,246)	(4,387)	—	(2,137)	(3,981)

ii.        Costs recognized in the statement of income

	Consolidated (unaudited)
	Three-months period ended
	June 30, 2015			June 30, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	16	117	28	17	35	17
Interest expense on liabilities	294	150	53	279	116	57
Interest income on plan assets	(404)	(126)	—	(368)	(87)	—
Interest expense on effect of asset (ceiling) and onerous liability	107	—	—	84	—	—
Total of cost, net	13	141	81	12	64	74

	Consolidated (unaudited)
	Six-months period ended
	June 30, 2015			June 30, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	31	159	47	34	71	36
Interest expense on liabilities	588	278	104	558	241	110
Interest income on plan assets	(807)	(234)	—	(736)	(178)	—
Interest expense on effect of asset (ceiling) and onerous liability	214	—	—	168	—	—
Total of cost, net	26	203	151	24	134	146

iii.    Costs recognized in the statement of comprehensive income

	Consolidated (unaudited)
	Three-months period ended
	June 30, 2015			June 30, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Balance at beginning of the period	(387)	(1,815)	(564)	(260)	(805)	(448)
Return on plan assets (excluding interest income)	250	143	191	76	290	—
Changes on asset ceiling and onerous liability	(289)	—	—	(95)	(88)	—
Gross balance for the period	(39)	143	191	(19)	202	—
Deferred income tax	13	(37)	(59)	7	(47)	—
Other comprehensive income	(26)	106	132	(12)	155	—
Translation adjustment	—	56	14	(2)	21	10
Accumulated comprehensive income	(413)	(1,653)	(418)	(274)	(629)	(438)

	Consolidated (unaudited)
	Six-months period ended
	June 30, 2015			June 30, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Balance at beginning of the period	(380)	(1,515)	(350)	(219)	(926)	(460)
Return on plan assets (excluding interest income)	1	81	(55)	33	408	—
Changes on asset ceiling and onerous liability	(50)	—	—	(115)	(88)	—
Gross balance for the period	(49)	81	(55)	(82)	320	—
Deferred income tax	16	33	25	27	(73)	—
Other comprehensive income	(33)	114	(30)	(55)	247	—
Translation adjustment	—	(252)	(38)	—	50	22
Accumulated comprehensive income	(413)	(1,653)	(418)	(274)	(629)	(438)

b)                                     Profit sharing program (“PLR”)

The Company recorded as cost of goods sold and services rendered and other operating expenses related to PLR R$160 as at June 30, 2015 (R$589 in June 30, 2014) in consolidated and R$103 in June 30, 2015 (R$463 in June 30, 2014) in parent company.

c)         Long-term compensation plan

In order to promote stockholder culture, in addition to increasing the ability to retain executives and to strengthen the culture of sustainability performance, Vale has a long-term incentive programs (Matching plan and long-term incentive plan – ILP) for some executives of the Company, covering 3 to 4 year cycles.

Liabilities of the plans are measured at fair value on the date of each issuance of the report, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three years. At June 30, 2015 and December 31, 2014 the Company recorded a liability with the same impact in the statement of income of R$136 and R$163, respectively.

22.                     Classification of financial instruments

	Consolidated
	June 30, 2015 (unaudited)				December 31, 2014
	Loans and receivables (i)	At fair value through profit or loss (ii)	Derivatives designated as hedge (iii)	Total	Loans and receivables (i)	At fair value through profit or loss (ii)	Derivatives designated as hedge (c)	Total
Financial assets
Current
Cash and cash equivalents	9,799	—	—	9,799	10,555	—	—	10,555
Financial investments	329	—	—	329	392	—	—	392
Derivative financial instruments	—	758	—	758	—	441	—	441
Accounts receivable	8,652	—	—	8,652	8,700	—	—	8,700
Related parties	1,216	—	—	1,216	1,537	—	—	1,537
	19,996	758	—	20,754	21,184	441	—	21,625
Non-current
Related parties	65	—	—	65	93	—	—	93
Loans and financing	682	—	—	682	609	—	—	609
Derivative financial instruments	—	78	—	78	—	231	—	231
Others	175	—	—	175	—	—	—	—
	922	78	—	1,000	702	231	—	933
Total of financial assets	20,918	836	—	21,754	21,886	672	—	22,558

Financial liabilities
Current
Suppliers and contractors	11,890	—	—	11,890	11,566	—	—	11,566
Derivative financial instruments	—	2,007	590	2,597	—	2,539	1,221	3,760
Loans and financing	9,887	—	—	9,887	3,768	—	—	3,768
Related parties	600	—	—	600	813	—	—	813
	22,377	2,007	590	24,974	16,147	2,539	1,221	19,907
Non-current
Derivative financial instruments	—	7,090	—	7,090	—	4,273	3	4,276
Loans and financing	82,486	—	—	82,486	72,749	—	—	72,749
Related parties	291	—	—	291	288	—	—	288
Participative stockholders’ debentures	—	2,642	—	2,642	—	4,584	—	4,584
Others (iv)	—	357	—	357	—	303	—	303
	82,777	10,089	—	92,866	73,037	9,160	3	82,200
Total of financial liabilities	105,154	12,096	590	117,840	89,184	11,699	1,224	102,107

(i) Non-derivative financial instruments with determinable cash flow.

(ii) Financial instruments for trading in short term.

(iii) See note 24(a).

(iv) See note 23(a).

	Parent Company
	June 30, 2015 (unaudited)			December 31, 2014
	Loans and receivables (i)	At fair value through profit or loss (ii)	Total	Loans and receivables (i)	At fair value through profit or loss (ii)	Total
Financial assets
Current
Cash and cash equivalents	1,574	—	1,574	685	—	685
Financial investments	18	—	18	392	—	392
Derivative financial instruments	—	443	443	—	370	370
Accounts receivable	30,369	—	30,369	30,599	—	30,599
Related parties	1,187	—	1,187	2,227	—	2,227
	33,148	443	33,591	33,903	370	34,273
Non-current
Related parties	977	—	977	902	—	902
Loans and financing	100	—	100	104	—	104
Derivative financial instruments	—	—	—	—	29	29
	1,077	—	1,077	1,006	29	1,035
Total of financial assets	34,225	443	34,668	34,909	399	35,308

Financial liabilities
Current
Suppliers and contractors	6,221	—	6,221	6,818	—	6,818
Derivative financial instruments	—	834	834	—	948	948
Loans and financing	5,854	—	5,854	2,853	—	2,853
Related parties	6,203	—	6,203	5,622	—	5,622
	18,278	834	19,112	15,293	948	16,241
Non-current
Derivative financial instruments	—	6,126	6,126	—	3,866	3,866
Loans and financing	44,916	—	44,916	38,542	—	38,542
Related parties	48,675	—	48,675	43,606	—	43,606
Participative stockholders’ debentures	—	2,642	2,642	—	4,584	4,584
Others (iv)	—	357	357	—	303	303
	93,591	9,125	102,716	82,148	8,753	90,901
Total of financial liabilities	111,869	9,959	121,828	97,441	9,701	107,142

(i) Non-derivative financial instruments with determinable cash flow.

(ii) Financial instruments for trading in short term.

(iii) See note 24(a).

(iv) See note 23(a).

23.                     Fair value estimate

The Company considered the same assumptions and calculation methods as presented on the financial statements for the year ended December 31, 2014, to measure the fair value of assets and liabilities for the period.

a)        Assets and liabilities measured and recognized at fair value

	Consolidated
	June 30, 2015 (unaudited)			December 31, 2014
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Current
Derivatives at fair value through profit or loss	758	—	758	441	—	441
	758	—	758	441	—	441
Non-current
Derivatives at fair value through profit or loss	78	—	78	231	—	231
	78	—	78	231	—	231
Total of financial assets	836	—	836	672	—	672

Financial liabilities
Current
Derivatives at fair value through profit or loss	2,007	—	2,007	2,539	—	2,539
Derivatives designated as hedge	590	—	590	1,221	—	1,221
	2,597	—	2,597	3,760	—	3,760
Non-current
Derivatives at fair value through profit or loss	7,090	—	7,090	4,273	—	4,273
Derivatives designated as hedge	—	—	—	3	—	3
Participative stockholders’ debentures	2,642	—	2,642	4,584	—	4,584
Others (minimum return instrument)	—	357	357	—	303	303
	9,732	357	10,089	8,860	303	9,163
Total of financial liabilities	12,329	357	12,686	12,620	303	12,923

	Parent Company
	June 30, 2015 (unaudited)			December 31, 2014
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Current
Derivatives at fair value through profit or loss	443	—	443	370	—	370
	443	—	443	370	—	370
Non-current
Derivatives at fair value through profit or loss	—	—	—	29	—	29
	—	—	—	29	—	29
Total of financial assets	443	—	443	399	—	399

Financial liabilities
Current
Derivatives at fair value through profit or loss	834	—	834	948	—	948
	834	—	834	948	—	948
Non-current
Derivatives at fair value through profit or loss	6,126	—	6,126	3,866	—	3,866
Participative stockholders’ debentures	2,642	—	2,642	4,584	—	4,584
Others (minimun return instrument)	—	357	—	—	303	303
	8,768	357	8,768	8,450	303	8,753
Total of financial liabilities	9,602	357	9,602	9,398	303	9,701

b)             Fair value measurement compared to book value

The fair value estimate for level 1 is based on market approach considering the secondary market contracts. For loans allocated to level 2, the income approach is adopted and the fair value for both fixed-indexed rate debt and floating rate debt is determined on a discounted cash flows basis using LIBOR future values and Vale’s bonds curve.

The fair values and carrying amounts of non-current loans (net of interest) are as follows:

	Consolidated				Parent Company
	Balance	Fair value (ii)	Level 1	Level 2	Balance	Fair value (ii)	Level 1	Level 2
Financial liabilities
June 30, 2015 (unaudited)
Loans (long term) (i)	91,160	88,179	46,392	41,787	50,232	46,755	10,655	36,100

December 31, 2014
Loans (long term) (i)	75,356	78,302	42,077	36,225	40,782	46,886	9,953	36,933

(i) Net interest of US$1,213 on consolidated and US$538 on parent company at June 30, 2015 and US$1,161 on consolidated and US$613 on parent company at December 31, 2014.

24.                     Derivative financial instruments

a)        Derivatives effects on balance sheet

	Consolidated
	Assets
	June 30, 2015 (unaudited)		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	495	—	364	29
IPCA swap	15	—	18	—
Eurobonds swap	—	—	—	109
Pre dollar swap	18	—	5	—
	528	—	387	138
Commodities price risk
Nickel	119	18	54	7
Bunker oil	111	9	—	—
	230	27	54	7
Warrants
SLW options (note 29)	—	51	—	86
	—	51	—	86
Total	758	78	441	231

	Consolidated
	Liabilities
	June 30, 2015 (unaudited)		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	533	5,842	1,173	3,599
IPCA swap	—	352	—	167
Eurobonds swap	440	83	24	238
Pre dollar swap	305	273	81	262
	1,278	6,550	1,278	4,266
Commodities price risk
Nickel	101	19	60	7
Bunker oil	628	351	1,201	—
	729	370	1,261	7
Others
VLI option	—	170	—	—
	—	170	—	—
Derivatives designated as cash flow hedge
Bunker oil	541	—	1,152	—
Foreign exchange	49	—	69	3
	590	—	1,221	3
Total	2,597	7,090	3,760	4,276

	Parent Company
	Assets
	June 30, 2015 (unaudited)		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	417	—	354	29
IPCA swap	17	—	11	—
Pre dollar swap	9	—	5	—
Total	443	—	370	29

	Parent Company
	Liabilities
	June 30, 2015 (unaudited)		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	530	5,501	867	3,535
IPCA swap	—	182	—	70
Pre dollar swap	304	273	81	261
	834	5,956	948	3,866
Others
VLI option	—	170	—	—
	—	170	—	—
Total	834	6,126	948	3,866

b)             Effects of derivatives on the statement of income, cash flow and other comprehensive income

	Consolidated (unaudited)
	Three-months period ended
	Amount of gain (loss) recognized in the statement of income		Financial settlement inflows(outflows)		Amount of gain(loss) recognized in OCI
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	534	739	37	212	—	—
IPCA swap	73	19	9	—	—	—
Eurobonds swap	86	3	(39)	—	—	—
Pre dollar swap	37	49	(5)	7	—	—
	730	810	2	219	—	—
Commodities price risk
Nickel	(34)	(7)	(34)	6	—	—
Bunker oil	236	34	30	1	—	—
	202	27	(4)	7	—	—
Warrants
SLW options (note 29)	(33)	15	—	—	—	—
	(33)	15	—	—	—	—
Others
VLI option	(170)	—	—	—	—	—
	(170)	—	—	—	—	—
Embedded derivatives
Gas - Oman	—	3	—	—	—	—
	—	3	—	—	—	—
Derivatives designated as cash flow hedge
Bunker oil	(291)	(13)	(271)	(13)	524	59
Foreign exchange	(30)	(21)	(30)	(21)	29	49
	(321)	(34)	(301)	(34)	553	108
Total	408	821	(303)	192	553	108

	Consolidated (unaudited)
	Six-months period ended
	Amount of gain (loss) recognized in the statement of income		Financial settlement inflows(outflows)		Amount of gain(loss) recognized in OCI
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(2,359)	1,195	(879)	279	—	—
IPCA swap	(150)	36	20	—	—	—
Eurobonds swap	(338)	18	(39)	24	—	—
Pre dollar swap	(235)	75	(11)	12	—	—
	(3,082)	1,324	(909)	315	—	—
Commodities price risk
Nickel	(57)	(9)	(79)	9	—	—
Bunker oil	84	40	(382)	(20)	—	—
	27	31	(461)	(11)	—	—
Warrants
SLW options (note 29)	(52)	34	—	—	—	—
	(52)	34	—	—	—	—
Embedded derivatives
Gas - Oman	—	2	—	—	—	—
	—	2	—	—	—	—
Others
VLI option	(170)	—	—	—	—	—
	(170)	—	—	—	—	—
Derivatives designated as cash flow hedge
Bunker oil	(634)	(19)	(646)	(19)	832	41
Foreign exchange	(72)	(52)	(72)	(52)	28	25
	(706)	(71)	(718)	(71)	860	66
Total	(3,983)	1,320	(2,088)	233	860	66

	Parent company (unaudited)
	Six-months period ended
	Amount of gain (loss) recognized in the statement of income		Financial settlement inflows(outflows)		Amount of gain(loss) recognized in OCI
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(2,197)	1,125	(601)	258	—	—
IPCA swap	(103)	46	11	—	—	—
Pre dollar swap	(235)	75	(11)	11	—	—
	(2,535)	1,246	(601)	269	—	—
Others
VLI option	(170)	—	—	—	—	—
	(170)	—	—	—	—	—
Cash flow hedge of entities
Bunker oil	—	—	—	—	832	41
Foreign exchange	—	—	—	—	28	25
	—	—	—	—	860	66
Total	(2,705)	1,246	(601)	269	860	66

Related to the effects of derivatives in the statement of income, the Company recognized R$620 as cost of goods sold and services rendered and R$3,349 as financial expense for the six-months period ended on June 30, 2015.

The maturities dates of the derivative financial instruments are as follows:

Maturity dates
Currencies and interest rates	July 2023
Gas - Oman	April 2016
Nickel	August 2017
Copper	September 2015
Warrants	February 2023
Others	December 2027
Bunker oil	December 2016

Additional information about derivatives financial instruments

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach, which considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one business day time horizon.

There was no cash amount deposited as margin call regarding derivative positions on June 30, 2015. The contracts subject to margin calls refer only to part of nickel trades executed by the wholly-owned subsidiary Vale Canada Ltd.

The derivative positions described in this document didn’t have initial costs associated.

The following tables detail the derivatives positions for Vale and its controlled companies as of March 31, 2015, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)                           Foreign exchange and interest rates derivative positions

(i)       Protection programs for the R$ denominated debt instruments

In order to reduce cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

	Notional						Fair value		Realized gain / loss	Value at Risk	Fair value by year
Flow	June 30, 2015		December 31, 2014		Index	Average rate	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2015	2015	2016	2017	2018+

CDI vs. US$ fixed rate swap
Receivable	R$	4,939	R$	4,511	CDI	109.03%	5,194	4,736	1,645
Payable	US$	2,199	US$	2,284	US$+	3.35%	(7,037)	(6,180)	(2,138)
Net							(1,843)	(1,444)	(493)	97	225	(1,226)	(145)	(697)
Net adjusted for credit risk							(1,885)	(1,453)			223	(1,239)	(154)	(715)

CDI vs. US$ floating rate swap
Receivable	—		R$	428	CDI	103.50%	—	448	460
Payable	—		US$	250	Libor +	0.99%	—	(668)	(663)
Net							—	(220)	(203)	—	—	—	—	—
Net adjusted for credit risk							—	(220)			—	—	—	—

TJLP vs. US$ fixed rate swap
Receivable	R$	5,868	R$	6,247	TJLP +	1.33%	5,219	5,444	788
Payable	US$	2,810	US$	3,051	USD +	1.71%	(8,498)	(7,802)	(972)
Net							(3,279)	(2,358)	(184)	237	(118)	(570)	(827)	(1,764)
Net adjusted for credit risk							(3,754)	(2,531)			(119)	(586)	(901)	(2,147)

TJLP vs. US$ floating rate swap
Receivable	R$	281	R$	295	TJLP +	0.94%	239	243	24
Payable	US$	164	US$	173	Libor +	-1.21%	(468)	(413)	(23)
Net							(229)	(170)	1	14	(1)	(9)	(16)	(202)
Net adjusted for credit risk							(241)	(175)			(1)	(9)	(17)	(214)

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	699	R$	735	Fix	3.89%	812	649	75
Payable	US$	371	US$	395	US$+	-1.69%	(1,317)	(972)	(86)
Net							(505)	(323)	(11)	27	(92)	(252)	(20)	(140)
Net adjusted for credit risk							(560)	(337)			(93)	(259)	(22)	(185)

IPCA vs. US$ fixed rate swap
Receivable	R$	1,000	R$	1,000	IPCA +	6.55%	1,134	1,113	56
Payable	US$	434	US$	434	US$+	3.98%	(1,460)	(1,259)	(38)
Net							(326)	(146)	19	28	—	15	12	(353)
Net adjusted for credit risk							(337)	(150)			—	15	12	(364)

(ii)   Protection program for EUR denominated debt instruments

In order to reduce the cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The gain or loss shown below is offset by the protected items’ gain or loss due to EUR/US$ exchange rate.

	Notional ($ million)						Fair value		Realized gain / loss	Value at Risk	Fair value by year
Flow	June 30, 2015		December 31, 2014		Index	Average rate	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2015	2015	2016	2017	2018+

Receivable		€1,000		€1,000	EUR	4.06%	3,925	3,800	133
Payable	US$	1,302	US$	1,302	US$	4.51%	(4,444)	(3,941)	(171)
Net							(519)	(141)	(38)	67	—	(440)	(17)	(61)
Net adjusted for credit risk							(523)	(154)			—	(442)	(17)	(64)

(iii)                            Foreign exchange hedging program for disbursements in CAD

In order to reduce the cash flow volatility, forward transactions were implemented to mitigate the foreign exchange exposure that arises from the currency mismatch between revenues denominated in US$ and disbursements denominated in CAD.

The forward transactions were negotiated over-the-counter and the protected item is part of the CAD denominated disbursements. The gain or loss shown below is offset by the protected items’ gain or loss due to CAD/US$ exchange rate. This program is classified under the hedge accounting requirements.

	Notional ($ million)				Bought /	Average rate	Fair value		Realized gain / loss	Value at Risk	Fair value by year
Flow	June 30, 2015		December 31, 2014		Sold	(CAD / USD)	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2015	2015	2016

Forward	CAD	90	CAD	230	B	1.023	(49)	(73)	—	2	(43)	(6)
Total adjusted for credit risk							(49)	(73)			(44)	(6)

b)                           Commodities derivative positions

(i)       Bunker Oil purchase cash flows protection program

In order to reduce the impact of bunker oil price fluctuation on maritime freight hiring/supply and, consequently, reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to bunker oil prices. The gain or loss shown below is offset by the protected items’ gain or loss due to bunker oil prices changes. Part of this program is classified under the hedge accounting requirements.

	Notional (ton)		Bought /	Average strike	Fair value		Realized gain / loss	Value at Risk	Fair value by year
Flow	June 30, 2015	December 31, 2014	Sold	(US$/ton)	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2015	2015	2016

Bunker Oil protection
Forwards	2,872,500	2,205,000	B	449	(793)	(964)	(145)	67	77	(871)
Call options	1,501,500	—	B	394	24	—	—	5	3	22
Put options	1,501,500	—	S	341	(105)	—	—	15	(22)	(83)
Total adjusted for credit risk					(877)	(964)	—		58	(935)

Bunker Oil hedge
Forwards	975,000	1,950,000	B	498	(454)	(986)	(456)	22	(454)	—
Total adjusted for credit risk					(455)	(987)			(455)	—

(ii)   Protection programs for base metals raw materials and products

In the operational protection program for nickel sales at fixed prices, derivatives transactions were implemented to convert into floating prices the contracts with clients that required a fixed price in order to keep nickel revenues exposed to nickel price fluctuations. Those operations are usually implemented through the purchase of nickel forwards, which are unwind before the original maturity in order to match the settlement dates of the commercial contracts in which the prices were fixed.

In the operational protection program for the purchase of raw materials and products, derivatives transactions were implemented, usually through the sale of nickel and copper forward or futures, in order to eliminate the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

The derivative transactions are negotiated at London Metal Exchange or over-the-counter and the protected item is part of the Vale’s revenues and costs linked to nickel and copper prices. The gain or loss shown below is offset by the protected items’ gain or loss due to nickel and copper prices changes.

	Notional (ton)		Bought /	Average strike	Fair value		Realized gain / loss	Value at Risk	Fair value by year
Flow	June 30, 2015	December 31, 2014	Sold	(US$/ton)	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2015	2015	2016	2017

Fixed prices sales protection
Nickel forwards	13,468	11,264	B	14,903	(119)	(65)	(81)	14	(70)	(43)	(6)
Total adjusted for credit risk					(120)	(65)			(70)	(44)	(6)

Raw materials purchase protection
Nickel forwards	152	140	S	13,266	0.6	0.4	1.1	0.2	0.6	—	—
Copper forwards	311	360	S	6,162	0.4	0.3	0.6	0.1	0.4	—	—
Total adjusted for credit risk					1.0	0.7			1.0	—	—

c)                            Silver Wheaton Corp. warrants

The company owns warrants of Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants configure American call options and were received as part of the payment regarding the sale of 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years.

									Fair value
	Notional (quantity)		Bought /	Average strike	Fair value		Realized gain / loss	Value at Risk	by year
Flow	June 30, 2015	December 31, 2014	Sold	(US$/share)	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2015	2023

Call options	10,000,000	10,000,000	B	65	51	86	—	5	51
Total adjusted for credit risk					51	86			51

d)                           Call options from debentures

The company has debentures in which lenders have call options of an specified amount of Ferrovia Norte Sul SA ordinary shares, later changed to VLI SA shares. The call option’s strike price is given by the debentures’ remaining notional in each exercise date.

									Fair value
	Notional (quantity)		Bought /	Average strike	Fair value		Realized gain / loss	Value at Risk	by year
Flow	June 30, 2015	December 31, 2014	Sold	(R$/share)	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2015	2027

Call options	140,239	—	S	8,560	(167)	—	—	5	(167)
Total adjusted for credit risk					(168)	—			(168)

e)                            Embedded derivatives in commercial contracts, insurance and debt instruments

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

									Fair value
	Notional (ton)		Bought /	Average strike	Fair value		Realized gain / loss	Value at Risk	by year
Flow	June 30, 2015	December 31, 2014	Sold	(US$/ton)	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2015	2015

Nickel Forward	5.237	4.491	S	13.061	4,6	(1,5)			4,6
Copper Forward	4.219	6.310	S	6.051	2,9	3,0			2,9
Total					7,4	1,5	—	7,0	7,4

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative and both his fair value and value at risk were not material as of June 30, 2015.

f)                             Sensitivity analysis of derivative financial instruments

The table below presents the potential value of the instruments given hypothetical stress scenarios for the market risk factors that impact the derivatives positions. The scenarios were defined as follows:

•   Scenario I: fair value calculation considering market curves and prices as of June 30, 2015

•   Scenario II: fair value estimated considering a 25% deterioration in the market curves of the main market risk factors

•   Scenario III: fair value estimated considering a 50% deterioration in the market curves of the main market risk factors

Instrument	Instrument’s main risks	Scenario I	Scenario II	Scenario III

CDI vs. US$ fixed rate swap	R$ depreciation	(1,885)	(3,644)	(5,403)
	US$ interest rate inside Brazil decrease	(1,885)	(1,940)	(1,997)
	Brazilian interest rate increase	(1,885)	(1,904)	(1,925)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ fixed rate swap	R$ depreciation	(3,754)	(5,879)	(8,003)
	US$ interest rate inside Brazil decrease	(3,754)	(3,890)	(4,034)
	Brazilian interest rate increase	(3,754)	(4,079)	(4,369)
	TJLP interest rate decrease	(3,754)	(3,936)	(4,121)
Protected item: R$ denominated debt		n.a.	—	—

TJLP vs. US$ floating rate swap	R$ depreciation	(241)	(358)	(475)
	US$ interest rate inside Brazil decrease	(241)	(252)	(265)
	Brazilian interest rate increase	(241)	(260)	(277)
	TJLP interest rate decrease	(241)	(252)	(263)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(560)	(890)	(1,219)
	US$ interest rate inside Brazil decrease	(560)	(576)	(592)
	Brazilian interest rate increase	(560)	(599)	(633)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. US$ fixed rate swap	R$ depreciation	(337)	(702)	(1,067)
	US$ interest rate inside Brazil decrease	(337)	(366)	(397)
	Brazilian interest rate increase	(337)	(454)	(555)
	IPCA index decrease	(337)	(400)	(459)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(523)	(1,504)	(2,486)
	Euribor increase	(523)	(553)	(582)
Protected item: EUR denominated debt	US$ Libor decrease	(523)	(602)	(687)
	EUR depreciation	n.a.	1,504	2,486

CAD Forward	CAD depreciation	(49)	(117)	(185)
Protected item: Disbursement in CAD	CAD depreciation	n.a.	117	185

Instrument	Instrument’s main risks	Scenario I	Scenario II	Scenario III

Bunker Oil protection
Forwards and options	Bunker Oil price decrease	(877)	(2,000)	(3,186)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	2,000	3,186

Bunker Oil hedge
Forwards	Bunker Oil price decrease	(455)	(718)	(980)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	718	980

Nickel sales fixed price protection
Forwards	Nickel price decrease	(120)	(245)	(370)
Protected item: Part of nickel revenues with fixed prices	Nickel price fluctuation	n.a.	245	370

Purchase protection program
Nickel forwards	Nickel price increase	0.6	(0.8)	(2.2)
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	0.8	2.2

Copper forwards	Copper price increase	0.4	(1.0)	(2.4)
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	1.0	2.4

SLW warrants	SLW stock price decrease	51	25	8

VLI call options	VLI stock value increase	(168)	(254)	(355)

Instrument	Main risks	Scenario I	Scenario II	Scenario III

Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	5	(47)	(99)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	3	(16)	(35)

g)                           Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency published by agencies Moody’s and S&P regarding the main financial institutions that we had outstanding positions as of June 30, 2015.

Long term ratings by counterparty	Moody’s	S&P
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Bradesco	Baa2	BBB-
Banco de Credito del Peru	Baa1	BBB+
Banco do Brasil	Baa2	BBB-
Banco do Nordeste	Baa3	BBB-
Banco Safra	Baa2	BBB-
Banco Santander	Baa2	BBB-
Banco Votorantim	Baa3	BB+
Bank of America	Baa1	A-
Bank of Nova Scotia	Aa2	A+
Banpara	Ba3	BB
Barclays	Baa3	BBB
BBVA	A3	BBB
BNP Paribas	A1	A+
BTG Pactual	Baa3	BB+
Caixa Economica Federal	Baa2	BBB-
Citigroup	Baa1	A-
Credit Agricole	A2	A
Deutsche Bank	A3	BBB+
Goldman Sachs	A3	A-
HSBC	A1	A
Intesa Sanpaolo Spa	Baa1	BBB-
Itau Unibanco	Baa3	BBB-
JP Morgan Chase & Co	A3	A
Morgan Stanley	A3	A-
National Australia Bank NAB	Aa2	AA-
Royal Bank of Canada	Aa3	AA-
Societe Generale	A2	A
Standard Bank Group	Baa3	—
Standard Chartered	Aa3	A-

h)                           Market curves

The curves used on the pricing of derivatives instruments were developed based on data from BM&F, Central Bank of Brazil, London Metals Exchange and Bloomberg.

(i)       Products

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	11,680.00	DEC15	12,025.28	JUN16	12,107.78
JUL15	11,947.01	JAN16	12,038.89	JUN17	12,220.57
AUG15	11,963.75	FEB16	12,055.50	JUN18	12,264.01
SEP15	11,977.52	MAR16	12,069.80	JUN19	12,264.19
OCT15	11,992.28	APR16	12,082.50
NOV15	12,010.00	MAY16	12,098.50

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2.62	DEC15	2.62	JUN16	2.63
JUL15	2.61	JAN16	2.62	JUN17	2.65
AUG15	2.61	FEB16	2.62	JUN18	2.66
SEP15	2.61	MAR16	2.63	JUN19	2.66
OCT15	2.62	APR16	2.63
NOV15	2.62	MAY16	2.63

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	338.18	DEC15	355.93	JUN16	369.23
JUL15	341.04	JAN16	359.31	JUN17	390.57
AUG15	344.36	FEB16	361.43	JUN18	419.85
SEP15	348.10	MAR16	363.67	JUN19	456.55
OCT15	350.97	APR16	365.58
NOV15	353.60	MAY16	367.49

(ii)                                Foreign exchange and interest rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/03/15	0.74	06/01/16	1.75	07/02/18	2.73
09/01/15	0.83	07/01/16	1.80	10/01/18	2.82
10/01/15	0.97	10/03/16	2.02	01/02/19	2.91
11/03/15	1.04	11/01/16	2.09	04/01/19	2.97
12/01/15	1.11	01/02/17	2.24	07/01/19	3.05
01/04/16	1.33	04/03/17	2.34	10/01/19	3.12
02/01/16	1.34	07/03/17	2.43	01/02/20	3.20
03/01/16	1.44	10/02/17	2.50	04/01/20	3.25
04/01/16	1.57	01/02/18	2.61	07/01/20	3.31
05/02/16	1.64	04/02/18	2.67	10/01/20	3.36

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.19	6M	0.44	11M	0.51
2M	0.23	7M	0.46	12M	0.52
3M	0.28	8M	0.48	2Y	0.91
4M	0.36	9M	0.49	3Y	1.28
5M	0.41	10M	0.50	4Y	1.60

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/03/15	6.00	06/01/16	6.00	07/02/18	6.00
09/01/15	6.00	07/01/16	6.00	10/01/18	6.00
10/01/15	6.00	10/03/16	6.00	01/02/19	6.00
11/03/15	6.00	11/01/16	6.00	04/01/19	6.00
12/01/15	6.00	01/02/17	6.00	07/01/19	6.00
01/04/16	6.00	04/03/17	6.00	10/01/19	6.00
02/01/16	6.00	07/03/17	6.00	01/02/20	6.00
03/01/16	6.00	10/02/17	6.00	04/01/20	6.00
04/01/16	6.00	01/02/18	6.00	07/01/20	6.00
05/02/16	6.00	04/02/18	6.00	10/01/20	6.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/03/15	13.68	06/01/16	14.28	07/02/18	13.07
09/01/15	13.87	07/01/16	14.27	10/01/18	12.99
10/01/15	14.03	10/03/16	14.16	01/02/19	12.92
11/03/15	14.10	11/01/16	14.08	04/01/19	12.88
12/01/15	14.20	01/02/17	13.94	07/01/19	12.85
01/04/16	14.24	04/03/17	13.76	10/01/19	12.81
02/01/16	14.27	07/03/17	13.60	01/02/20	12.77
03/01/16	14.29	10/02/17	13.45	04/01/20	12.74
04/01/16	14.30	01/02/18	13.26	07/01/20	12.72
05/02/16	14.29	04/02/18	13.16	10/01/20	12.70

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/03/15	7.29	06/01/16	7.71	07/02/18	6.31
09/01/15	7.47	07/01/16	7.63	10/01/18	6.23
10/01/15	7.62	10/03/16	7.37	01/02/19	6.17
11/03/15	7.69	11/01/16	7.28	04/01/19	6.13
12/01/15	7.78	01/02/17	7.13	07/01/19	6.10
01/04/16	7.82	04/03/17	6.93	10/01/19	6.06
02/01/16	7.85	07/03/17	6.55	01/02/20	6.02
03/01/16	7.87	10/02/17	6.65	04/01/20	6.00
04/01/16	7.88	01/02/18	6.48	07/01/20	5.98
05/02/16	7.79	04/02/18	6.39	10/01/20	5.95

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.07	6M	0.07	11M	0.07
2M	0.07	7M	0.07	12M	0.07
3M	0.07	8M	0.07	2Y	0.12
4M	0.07	9M	0.07	3Y	0.22
5M	0.07	10M	0.07	4Y	0.35

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.99	6M	1.03	11M	0.89
2M	0.99	7M	0.99	12M	0.87
3M	0.99	8M	0.95	2Y	0.90
4M	1.01	9M	0.93	3Y	1.04
5M	1.02	10M	0.91	4Y	1.20

Currencies - Ending rates

CAD/US$	0.8014	US$/BRL	3.1026	EUR/US$	1.1153

25.                               Stockholders’ equity

a)        Capital

Stockholders’ equity is represented by common shares (“ON”) and preferred non-redeemable shares (“PNA”) without par value. Preferred shares have the same rights as common shares, with the exception of voting rights to elect members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

At June 30, 2015, the capital was R$77,300 corresponding to 5,244,316,120 shares without par value.

	June 30, 2015 (unaudited)
Stockholders	ON	PNA	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	828,004,184	664,276,831	1,492,281,015
FMP - FGTS	80,340,725	—	80,340,725
PIBB - BNDES	1,540,182	1,934,936	3,475,118
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	239,400,587	625,819,715	865,220,302
Institutional investors	77,190,974	172,874,325	250,065,299
Retail investors in Brazil	36,362,421	416,290,835	452,653,256
Treasury stock	31,535,402	59,405,792	90,941,194
Total	3,217,188,402	2,027,127,718	5,244,316,120

b)        Basic and diluted earnings per share

Basic and diluted earnings per share are as follows:

	(unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net income (loss) attributable to the Company’s stockholders	5,144	3,187	(4,395)	9,096

Basic and diluted earnings per share:
Income (loss) available to preferred stockholders	1,964	1,217	(1,678)	3,473
Income (loss) available to common stockholders	3,180	1,970	(2,717)	5,623
Total	5,144	3,187	(4,395)	9,096

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,185,653
Total	5,153,375	5,153,375	5,153,375	5,153,375

Basic and diluted earnings per share
Preferred share	1.00	0.62	(0.85)	1.77
Common share	1.00	0.62	(0.85)	1.77

c)         Remuneration to Company’s stockholders

	Dividends	Interest on capital	Total	Amount per share
Amounts paid in 2014
First installment - April	—	4,632	4,632	0.898904129
Total	—	4,632	4,632	0.898904129

Amounts paid in 2015
First installment - April	—	3,101	3,101	0.601760991
Total	—	3,101	3,101	0.601760991

26.                     Information by business segment and by geographic area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

a)             Operating income (loss) and adjusted EBITDA

Adjusted EBITDA is used by management to support the decision making process for segments. The definition of adjusted EBITDA for the Company is the operating income or loss added by dividends received from joint ventures and associates and excluded by depreciation, depletion and amortization, impairment and results on measurement or sales of non-current assets.

	Consolidated (unaudited)
	Three-months period ended
	June 30, 2015
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	Dividends received from joint ventures and associates	Depreciation, depletion and amortization	Gain on measurement or sale of non- current assets	Adjusted EBITDA
Ferrous minerals
Iron ore	10,451	(5,990)	(584)	(109)	(74)	(1,077)	2,617	—	905	172	3,694
Pellets	2,989	(1,751)	1	(4)	(27)	(268)	940	552	268	—	1,760
Ferroalloys and manganese	165	(164)	—	—	(12)	(16)	(27)	—	16	—	(11)
Others ferrous products and services	418	(294)	(5)	(3)	(1)	(71)	44	25	71	—	140
	14,023	(8,199)	(588)	(116)	(114)	(1,432)	3,574	577	1,260	172	5,583

Coal	450	(575)	(138)	(20)	(35)	(145)	(463)	—	145	—	(318)

Base metals
Nickel and other products (i)	3,813	(2,566)	(81)	(71)	(370)	(1,219)	(494)	—	1,219	—	725
Copper (ii)	1,254	(683)	(44)	(6)	—	(162)	359	—	162	—	521
Others base metals products	—	—	—	—	—	—	—	—	—	—	—
	5,067	(3,249)	(125)	(77)	(370)	(1,381)	(135)	—	1,381	—	1,246
Fertilizers
Potash	95	(61)	19	(40)	(12)	(23)	(22)	—	23	—	1
Phosphates	1,370	(916)	(13)	(19)	(40)	(199)	183	—	199	—	382
Nitrogen	242	(158)	1	(2)	(4)	(16)	63	—	16	—	79
Others fertilizers products	42	—	—	—	—	—	42	—	—	—	42
	1,749	(1,135)	7	(61)	(56)	(238)	266	—	238	—	504

Others	152	(96)	(163)	(91)	—	(15)	(213)	—	15	—	(198)
Total	21,441	(13,254)	(1,007)	(365)	(575)	(3,211)	3,029	577	3,039	172	6,817

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

	Consolidated (unaudited)
	Three-months period ended
	June 30, 2014
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	Dividends received from joint ventures and associates	Depreciation, depletion and amortizatio	Impairment	Adjusted EBITDA
Ferrous minerals
Iron ore	11,941	(5,262)	(477)	(151)	(75)	(1,797)	4,179	—	679	1,118	5,976
Pellets	2,795	(1,388)	(33)	—	(14)	(126)	1,234	464	126	—	1,824
Ferroalloys and manganese	242	(150)	(19)	—	(16)	(21)	36	—	21	—	57
Others ferrous products and services	498	(333)	8	—	—	(57)	116	—	57	—	173
	15,476	(7,133)	(521)	(151)	(105)	(2,001)	5,565	464	883	1,118	8,030

Coal	447	(674)	(91)	(5)	(20)	(642)	(985)	—	30	612	(343)

Base metals
Nickel and other products (i)	3,430	(2,107)	36	(75)	(323)	(724)	237	—	724	—	961
Copper (ii)	783	(395)	(1)	(2)	(6)	(75)	304	—	75	—	379
	4,213	(2,502)	35	(77)	(329)	(799)	541	—	799	—	1,340
Fertilizers
Potash	76	(78)	(4)	(8)	(7)	(19)	(40)	—	19	—	(21)
Phosphates	1,045	(891)	(36)	(28)	(18)	(212)	(140)	—	212	—	72
Nitrogen	190	(128)	(2)	(5)	(4)	(27)	24	—	27	—	51
Others fertilizers products	59	—	—	—	—	—	59	—	—	—	59
	1,370	(1,097)	(42)	(41)	(29)	(258)	(97)	—	258	—	161

Others	578	(389)	(162)	(79)	—	(20)	(72)	—	20	—	(52)
Total	22,084	(11,795)	(781)	(353)	(483)	(3,720)	4,952	464	1,990	1,730	9,136

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

	Consolidated (unaudited)
	Six-months period ended
	June 30, 2015
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	Dividends received from joint ventures and associates	Depreciation, depletion and amortization	Gain on measurement or sale of non- current assets	Adjusted EBITDA
Ferrous minerals
Iron ore	18,310	(11,538)	(1,073)	(203)	(148)	(2,136)	3,212	—	1,964	172	5,348
Pellets	5,767	(3,453)	11	(8)	(43)	(514)	1,760	624	514	—	2,898
Ferroalloys and manganese	372	(301)	(1)	(1)	(28)	(34)	7	—	34	—	41
Others ferrous products and services	753	(579)	25	(6)	(3)	(128)	62	25	128	—	215
	25,202	(15,871)	(1,038)	(218)	(222)	(2,812)	5,041	649	2,640	172	8,502

Coal	869	(1,120)	(332)	(34)	(71)	(212)	(900)	—	212	—	(688)

Base metals
Nickel and other products (i)	7,667	(5,000)	(268)	(150)	(675)	(2,433)	(859)	—	2,433	—	1,574
Copper (ii)	2,356	(1,331)	(31)	(10)	(2)	(299)	683	—	299	—	982
Others base metals products	—	—	722	—	—	—	722	—	—	—	722
	10,023	(6,331)	423	(160)	(677)	(2,732)	546	—	2,732	—	3,278
Fertilizers
Potash	180	(119)	17	(69)	(25)	(41)	(57)	—	41	—	(16)
Phosphates	2,390	(1,658)	(60)	(38)	(65)	(355)	214	—	355	—	569
Nitrogen	465	(316)	(6)	(4)	(7)	(33)	99	—	33	—	132
Others fertilizers products	76	—	—	—	—	—	76	—	—	—	76
	3,111	(2,093)	(49)	(111)	(97)	(429)	332	—	429	—	761

Others	263	(174)	(304)	(187)	(1)	520	117	2	26	(546)	(401)
Total	39,468	(25,589)	(1,300)	(710)	(1,068)	(5,665)	5,136	651	6,039	(374)	11,452

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

	Consolidated (unaudited)
	Six-months period ended
	June 30, 2014
	Statement of income							Adjusted by
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	Dividends received from joint ventures and associates	Depreciation, depletion and amortization	Impairment	Adjusted EBITDA
Ferrous minerals
Iron ore	24,009	(9,818)	(1,240)	(294)	(131)	(2,656)	9,870	—	1,538	1,118	12,526
Pellets	6,175	(2,833)	(40)	(1)	(66)	(246)	2,989	489	246	—	3,724
Ferroalloys and manganese	405	(279)	(24)	—	(29)	(36)	37	—	36	—	73
Others ferrous products and services	959	(757)	12	—	—	(127)	87	—	127	—	214
	31,548	(13,687)	(1,292)	(295)	(226)	(3,065)	12,983	489	1,947	1,118	16,537

Coal	770	(1,232)	(217)	(7)	(39)	(735)	(1,460)	—	123	612	(725)

Base metals
Nickel and other products (i)	6,734	(4,023)	(23)	(149)	(596)	(1,638)	305	—	1,638	—	1,943
Copper (ii)	1,556	(871)	15	(2)	(15)	(163)	520	—	163	—	683
	8,290	(4,894)	(8)	(151)	(611)	(1,801)	825	—	1,801	—	2,626
Fertilizers
Potash	160	(150)	(4)	(18)	(22)	(32)	(66)	—	32	—	(34)
Phosphates	1,997	(1,700)	(84)	(53)	(70)	(409)	(319)	—	409	—	90
Nitrogen	376	(260)	(8)	(10)	(8)	(56)	34	—	56	—	90
Others fertilizers products	96	—	—	—	—	—	96	—	—	—	96
	2,629	(2,110)	(96)	(81)	(100)	(497)	(255)	—	497	—	242

Others	1,256	(833)	(235)	(162)	—	(33)	(7)	—	33	—	26
Total	44,493	(22,756)	(1,848)	(696)	(976)	(6,131)	12,086	489	4,401	1,730	18,706

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

b)             Adjusted EBITDA and information of assets by segment

	Consolidated (unaudited)
	June 30, 2015
	Three-months period ended
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	3,694	1,520	100,509	3,885
Pellets	1,760	1,433	4,384	46
Ferroalloys and manganese	(11)	—	679	19
Others ferrous products and services	140	2,982	807	9
	5,583	5,935	106,379	3,959

Coal	(318)	1,129	14,492	1,210

Base metals
Nickel and other products (i)	725	59	86,169	901
Copper (ii)	521	534	9,140	225
Others base metals products	—	—	—	—
	1,246	593	95,309	1,126
Fertilizers
Potash	1	—	444	—
Phosphates	382	—	15,032	154
Nitrogen	79	—	—	—
Others fertilizers products	42	—	—	—
	504	—	15,476	154

Others	(198)	5,400	9,157	65
Total	6,817	13,057	240,813	6,514

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

	Consolidated (unaudited)
	June 30, 2014
	Three-months period ended
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	5,976	1,401	85,104	2,544
Pellets	1,824	1,799	4,227	74
Ferroalloys and manganese	57	—	659	16
Others ferrous products and services	173	—	788	40
	8,030	3,200	90,778	2,674

Coal	(343)	828	13,283	1,779

Base metals
Nickel and other products (i)	961	46	64,720	783
Copper (ii)	379	478	8,874	239
	1,340	524	73,594	1,022
Fertilizers
Potash	(21)	—	370	—
Phosphates	72	—	—	—
Nitrogen	51	—	16,851	42
Others fertilizers products	59	—	—	—
	161	—	17,221	42

Others	(52)	6,699	9,342	530
Total	9,136	11,251	204,218	6,047

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

	Consolidated (unaudited)
	June 30, 2015
	Six-months period ended
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	5,348	1,520	100,509	8,056
Pellets	2,898	1,433	4,384	77
Ferroalloys and manganese	41	—	679	24
Others ferrous products and services	215	2,982	807	18
	8,502	5,935	106,379	8,175

Coal	(688)	1,129	14,492	2,210

Base metals
Nickel and other products (i)	1,574	59	86,169	1,508
Copper (ii)	982	534	9,140	427
Others base metals products	722	—	—	—
	3,278	593	95,309	1,935
Fertilizers
Potash	(16)	—	444	—
Phosphates	569	—	15,032	314
Nitrogen	132	—	—	—
Others fertilizers products	76	—	—	—
	761	—	15,476	314

Others	(401)	5,400	9,157	139
Total	11,452	13,057	240,813	12,773

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

	Consolidated (unaudited)
	June 30, 2014
	Six-months period ended
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	12,526	1,401	85,104	5,633
Pellets	3,724	1,799	4,227	248
Ferroalloys and manganese	73	—	659	80
Others ferrous products and services	214	—	788	71
	16,537	3,200	90,778	6,032

Coal	(725)	828	13,283	2,737

Base metals
Nickel and other products (i)	1,943	46	64,720	1,419
Copper (ii)	683	478	8,874	497
	2,626	524	73,594	1,916
Fertilizers
Potash	(34)	—	370	—
Phosphates	90	—	—	—
Nitrogen	90	—	16,851	227
Others fertilizers products	96	—	—	—
	242	—	17,221	227

Others	26	6,699	9,342	768
Total	18,706	11,251	204,218	11,680

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

c)              Results by segment and revenues by geographic area

	Consolidated (unaudited)
	June 30, 2015
	Three-months period ended
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	14,023	450	5,067	1,749	152	21,441
Cost and expenses	(9,017)	(768)	(3,821)	(1,245)	(350)	(15,201)
Gain on measurement or sale of non-current assets	(172)	—	—	—		(172)
Depreciation, depletion and amortization	(1,260)	(145)	(1,381)	(238)	(15)	(3,039)
Operating income (loss)	3,574	(463)	(135)	266	(213)	3,029

Financial result	1,868	53	(311)	10	4	1,624
Results on sale or disposal of investments from joint ventures and associates	—	—	—	—	241	241
Equity results from joint ventures and associates	553	10	(47)	—	152	668
Income taxes	(640)	147	36	(78)	(26)	(561)
Net income (loss)	5,355	(253)	(457)	198	158	5,001
Income (loss) attributable to noncontrolling interests	28	(60)	(117)	7	(1)	(143)
Income (loss) attributable to the Company’s stockholders	5,327	(193)	(340)	191	159	5,144

Sales classified by geographic area:
America, except United States and Brazil	310	13	1,020	57	—	1,400
United States of America	15	—	708	—	24	747
Europe	1,940	116	1,762	105	—	3,923
Middle East/Africa/Oceania	874	100	52	—	—	1,026
Japan	1,101	32	147	—	—	1,280
China	7,382	38	553	—	—	7,973
Asia, except Japan and China	1,015	130	673	79	—	1,897
Brazil	1,386	21	152	1,508	128	3,195
Net operating revenue	14,023	450	5,067	1,749	152	21,441

	Consolidated (unaudited)
	June 30, 2014
	Three-months period ended
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	15,476	447	4,213	1,370	578	22,084
Cost and expenses	(7,910)	(790)	(2,873)	(1,209)	(630)	(13,412)
Impairment of non-current assets	(1,118)	(612)	—	—	—	(1,730)
Depreciation, depletion and amortization	(883)	(30)	(799)	(258)	(20)	(1,990)
Operating income (loss)	5,565	(985)	541	(97)	(72)	4,952

Financial result	(44)	72	(155)	16	(18)	(129)
Results on sale or disposal of investments from joint ventures and associates	—	—	—	—	(39)	(39)
Equity results from joint ventures and associates	521	18	(15)	—	18	542
Income taxes	(1,857)	(226)	(139)	16	(30)	(2,236)
Net income (loss)	4,185	(1,121)	232	(65)	(141)	3,090
Income (loss) attributable to noncontrolling interests	(20)	(29)	(26)	(5)	(17)	(97)
Income (loss) attributable to the Company’s stockholders	4,205	(1,092)	258	(60)	(124)	3,187

Sales classified by geographic area:
America, except United States and Brazil	409	—	573	26	27	1,035
United States of America	—	—	586	—	240	826
Europe	2,247	52	1,533	56	15	3,903
Middle East/Africa/Oceania	866	62	92	—	—	1,020
Japan	1,612	85	516	—	8	2,221
China	7,484	77	369	—	—	7,930
Asia, except Japan and China	1,151	153	538	26	—	1,868
Brazil	1,707	18	6	1,262	288	3,281
Net operating revenue	15,476	447	4,213	1,370	578	22,084

	Consolidated (unaudited)
	June 30, 2015
	Six-months period ended
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	25,202	869	10,023	3,111	263	39,468
Cost and expenses	(17,349)	(1,557)	(6,745)	(2,350)	(666)	(28,667)
Gain on measurement or sale of non-current assets	(172)	—	—	—	546	374
Depreciation, depletion and amortization	(2,640)	(212)	(2,732)	(429)	(26)	(6,039)
Operating income (loss)	5,041	(900)	546	332	117	5,136

Financial result	(11,590)	293	(583)	(194)	20	(12,054)
Results on sale or disposal of investments from joint ventures and associates	—	—	—	—	296	296
Equity results from joint ventures and associates	98	9	(64)		(200)	(157)
Income taxes	2,601	74	(73)	(476)	(38)	2,088
Net income (loss)	(3,850)	(524)	(174)	(338)	195	(4,691)
Income (loss) attributable to noncontrolling interests	13	(93)	(212)	25	(29)	(296)
Income (loss) attributable to the Company’s stockholders	(3,863)	(431)	38	(363)	224	(4,395)

Sales classified by geographic area:
America, except United States and Brazil	579	13	1,887	98	—	2,577
United States of America	43	—	1,392	—	46	1,481
Europe	3,796	151	3,016	187	—	7,150
Middle East/Africa/Oceania	1,733	199	167	9	—	2,108
Japan	2,272	115	564	—	—	2,951
China	12,174	38	972	—	—	13,184
Asia, except Japan and China	1,892	302	1,489	108	—	3,791
Brazil	2,713	51	536	2,709	217	6,226
Net operating revenue	25,202	869	10,023	3,111	263	39,468

	Consolidated (unaudited)
	June 30, 2014
	Six-months period ended
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	31,548	770	8,290	2,629	1,256	44,493
Cost and expenses	(15,500)	(1,495)	(5,664)	(2,387)	(1,230)	(26,276)
Impairment of non-current assets	(1,118)	(612)	—	—	—	(1,730)
Depreciation, depletion and amortization	(1,947)	(123)	(1,801)	(497)	(33)	(4,401)
Operating income (loss)	12,983	(1,460)	825	(255)	(7)	12,086

Financial result	512	165	(465)	19	(32)	199
Results on sale or disposal of investments from joint ventures and associates	—	—	—	—	(39)	(39)
Equity results from joint ventures and associates	1,028	47	(26)	—	(48)	1,001
Income taxes	(4,209)	(165)	(221)	61	(39)	(4,573)
Net income (loss)	10,314	(1,413)	113	(175)	(165)	8,674
Income (loss) attributable to noncontrolling interests	(47)	(51)	(289)	(16)	(19)	(422)
Income (loss) attributable to the Company’s stockholders	10,361	(1,362)	402	(159)	(146)	9,096

Sales classified by geographic area:
America, except United States and Brazil	883	7	1,395	50	27	2,362
United States of America	5	—	1,206	—	533	1,744
Europe	5,037	76	2,933	119	15	8,180
Middle East/Africa/Oceania	1,890	96	175	—	—	2,161
Japan	3,189	201	904	—	7	4,301
China	14,655	89	734	—	—	15,478
Asia, except Japan and China	2,409	283	937	33	—	3,662
Brazil	3,480	18	6	2,427	674	6,605
Net operating revenue	31,548	770	8,290	2,629	1,256	44,493

d)             Investment, intangible and property, plant and equipment by geographic area

There was no significant change in relation to the information of assets by geographic area disclosed in the financial statements for the year ended December 31, 2014.

27.                     Cost of goods sold and services rendered, and selling and administrative expenses and other operating expenses (income), net, by nature

a)        Cost of goods sold and services rendered

	Consolidated (unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Personnel	1,941	1,479	3,509	3,085
Material and service	3,045	2,639	5,904	5,673
Fuel oil and gas	1,086	981	1,973	1,964
Maintenance	2,130	1,542	4,039	2,549
Energy	529	298	943	641
Acquisition of products	763	999	1,467	1,975
Depreciation and depletion	2,714	1,771	5,366	3,981
Freight	2,638	1,920	4,906	3,543
Others	1,122	1,937	2,849	3,327
Total	15,968	13,566	30,956	26,738

Cost of goods sold	15,542	13,080	30,110	25,626
Cost of services rendered	426	486	846	1,112
Total	15,968	13,566	30,956	26,738

	Parent company (unaudited)
	Six-months period ended
	June 30, 2015	June 30, 2014
Personnel	1,785	1,538
Material and service	2,817	3,038
Fuel oil and gas	1,242	1,297
Maintenance	2,656	1,633
Energy	478	319
Acquisition of products	375	570
Depreciation and depletion	1,933	1,388
Others	1,905	2,104
Total	13,191	11,887

Cost of goods sold	12,646	11,096
Cost of services rendered	545	791
Total	13,191	11,887

b)                                     Selling and administrative expenses

	Consolidated (unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Personnel	223	222	462	481
Services (consulting, infrastructure and others)	77	109	158	213
Advertising and publicity	8	13	16	25
Depreciation and amortization	103	115	185	220
Travel expenses	9	21	17	26
Taxes and rents	11	6	28	19
Others	57	42	177	211
Total	488	528	1,043	1,195

	Parent company (unaudited)
	Six-months period ended
	June 30, 2015	June 30, 2014
Personnel	275	267
Services (consulting, infrastructure and others)	88	117
Advertising and publicity	12	21
Depreciation and amortization	161	148
Travel expenses	9	15
Taxes and rents	11	1
Others	23	54
Total	579	623

c)              Others operational expenses (incomes), net

	Consolidated (unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Provision for litigation	126	153	73	287
Provision for loss with VAT credits (ICMS)	194	81	313	184
Provision for profit sharing program	(7)	18	54	112
Provision for disposal of materials and inventories	97	48	282	97
Gold stream transaction	—	—	(722)	—
Scrap sales	72	24	100	55
Others	140	40	342	135
Total	622	364	442	870

	Parent company (unaudited)
	Six-months period ended
	June 30, 2015	June 30, 2014
Provision for litigation	(57)	283
Provision for loss with VAT credits (ICMS)	313	188
Provision for profit sharing program	37	87
Provision for disposal of materials and inventories	11	21
Scrap sales	72	55
Others	(27)	139
Total	349	773

28.                     Financial result

	Consolidated (unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Financial expenses
Interest	(701)	(891)	(1,264)	(1,797)
Labor, tax and civil lawsuits	(53)	(81)	(147)	(99)
Derivative financial instruments	(267)	(50)	(4,316)	(94)
Indexation and exchange rate variation (a)	(1,934)	(585)	(17,846)	(1,729)
Participative stockholders’ debentures	1,107	(598)	1,828	(647)
Expenses of REFIS	(439)	(389)	(848)	(780)
Others	(575)	(237)	(898)	(487)
	(2,862)	(2,831)	(23,491)	(5,633)
Financial income
Short-term investments	65	87	139	216
Derivative financial instruments	966	871	967	1,414
Indexation and exchange rate variation (b)	3,431	1,669	10,210	4,013
Others	24	75	121	189
	4,486	2,702	11,437	5,832
Financial results, net	1,624	(129)	(12,054)	199

Summary of indexation and exchange rate variation
Loans and financing	2,735	1,433	(12,355)	3,431
Related parties	(5)	(8)	(4)	1
Others	(1,233)	(341)	4,723	(1,148)
Net (a) + (b)	1,497	1,084	(7,636)	2,284

	Parent company (unaudited)
	Six-months period ended
	June 30, 2015	June 30, 2014
Financial expenses
Interest	(1,628)	(1,664)
Labor, tax and civil lawsuits	(141)	(90)
Derivative financial instruments	(3,229)	—
Indexation and exchange rate variation (a)	(16,872)	(1,237)
Participative stockholders’ debentures	1,829	(647)
Expenses of REFIS	(830)	(764)
Others	(469)	(258)
	(21,340)	(4,660)
Financial income
Short-term investments	64	172
Derivative financial instruments	524	1,246
Indexation and exchange rate variation (b)	9,820	3,835
Others	54	62
	10,462	5,315
Financial results, net	(10,878)	655

Summary of indexation and exchange rate variation
Loans and financing	(4,287)	1,510
Related parties	(7,653)	1,115
Others	4,888	(27)
Net (a) + (b)	(7,052)	2,598

29.                               Deferred revenue - Gold stream

In 2013, the Company entered into a gold stream transaction (“original transaction”) with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a by-product of Salobo copper mine (“Salobo transaction”) and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines (“Sudbury transaction”).

The original transaction was amended in March, 2015 to include an additional 25% of gold extracted during the life of the mine as a by-product of Salobo copper mine (“amended transaction”). The Company received up-front cash proceeds of US$900 (R$2,826). The Company may also receive an additional cash payment contingent on its decision to expand the capacity to process Salobo copper ores until 2036. The additional amount could range from US$88 million to US$720 million depending on timing and size of the expansion.

As the gold is delivered to SLW, Vale receives a payment equal to the lesser of: (i) US$400 per ounce of refined gold delivered (which payment will be subject to an annual increase of 1% per year commencing on January 1, 2017 for the original and amended transactions and each January 1 thereafter) and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components: (i) the sale of the mineral rights and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights of R$722 was recognized in the statement of income under other operating expenses, net. The portion related to the provision of future services for gold extraction was recorded as deferred revenue (liability) in the amount of R$1,670 and will be recognized in the statement of income as the service is rendered and the gold extracted. During the three-months period ended June 30, 2015 and 2014, the Company recognized R$101 and R$54, respectively, and during the six-months period ended June 30, 2015 and 2014, R$145 and R$107, respectively, in statement of income related to rendered services related to the original and amended transactions.

The deferred revenue is recognized based on the units of gold extracted compared to the total of proven and probable gold reserves negotiated with SLW. Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follow:

• Discount rates used to measure the present value of future inflows and outflows;

• Allocation of costs between copper and gold based on relative prices;

• Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on Company’s best estimate.

30.                               Commitments

a)        Base metals operations

There has been no material changes to the commitments of the base metals operations disclosed in the financial statements as at December 31, 2014, except for letters of credit and guarantees in the amount of R$3,397 (R$2,675 at December 31, 2014) associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

b)                                     Participative stockholders’ debentures

During the period, there was no issuance of new debentures, or any change in the par value or the indicators affecting debentures issued. The Company paid as semiannual remuneration the amount of R$124 and R$124, respectively, for the six-months period ended June 30, 2015 and 2014.

c)                                      Operating lease

The total amount of operational leasing expenses for the three-months period ended on June 30, 2015 and 2014 are R$206 and R$186, respectively, and for the six-months period ended on June 30, 2015 and 2014 are R$404 and R$405, respectively.

d)                                     Concession agreements

The contractual basis and deadlines for completion of concessions railways and port terminals are unchanged in the period.

e)                                      Guarantees provided

At June 30, 2015, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled R$850 and R$2,339, respectively. Due to the conclusion of the energy generation assets transaction (note 6), the guarantee of Norte Energia S.A. is shared with Cemig GT.

31.                     Related parties

Transactions with related parties are made by the Company at arm´s-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale enters into contracts with related parties (subsidiaries, associates, joint ventures and stockholders), related to the sale and purchase of products and services, leasing of assets, sale of raw material and railway transportation services.

The balances of these related party transactions and their effects on the financial statements are as follows:

	Assets
	Consolidated				Parent Company
	June 30, 2015 (unaudited)		December 31, 2014		June 30, 2015 (unaudited)		December 31, 2014
	Accounts receivable	Related parties	Accounts receivable	Related parties	Accounts receivable	Related parties	Accounts receivable	Related parties
Baovale Mineração S.A.	10	—	10	24	10	—	10	24
Ferrovia Norte Sul	30	—	24	—	—	—		—
Mitsui & Co., Ltd.	36	—	25	—	—	—	—	—
MRS Logística S.A.	9	90	9	64	9	34	9	28
Samarco Mineração S.A.	171	326	63	822	171	326	63	822
Teal Minerals Inc.	—	718	—	573	—	—	—	—
VLI Multimodal S.A.	19	—	67	—	19	—	67	—
VLI Operações Portuárias S.A.	41	—	69	—	41	—	69	—
VLI S.A.	490	—	25	—	490	—	25	—
Biopalma da Amazônia	—	—	—	—	—	1,119	—	992
Mineração Brasileiras Reunidas S.A.	—	—	—	—	—	—	—	352
Mineração Corumbaense Reunidas S.A.	—	—	—	—	45	118	37	226
Vale International S.A.	—	—	—	—	29,448	336	30,019	276
Others	167	147	278	147	388	231	267	409
Total	973	1,281	570	1,630	30,621	2,164	30,566	3,129

Current	973	1,216	570	1,537	30,621	1,187	30,566	2,227
Non-current	—	65	—	93	—	977	—	902
Total	973	1,281	570	1,630	30,621	2,164	30,566	3,129

	Liabilities
	Consolidated				Parent Company
	June 30, 2015 (unaudited)		December 31, 2014		June 30, 2015 (unaudited)		December 31, 2014
	Suppliers	Related parties	Suppliers	Related parties	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	87	—	10	—	87	—	10	—
Companhia Coreano-Brasileira de Pelotização	107	97	3	227	107	—	3	—
Companhia Hispano-Brasileira de Pelotização	64	24	85	—	64	—	85	—
Companhia Ítalo-Brasileira de Pelotização	70	38	2	125	70	—	2	—
Companhia Nipo-Brasileira de Pelotização	163	181	5	389	163	—	5	—
Ferrovia Centro-Atlântica S.A.	—	264	—	261	—	264	—	261
Mitsui & Co., Ltd.	33	—	25	—	—	—	28	—
MRS Logística S.A.	60	—	67	—	60	—	67	—
VLI S.A.	—	261	—	—	—	261	—	—
Companhia Portuária Baía de Sepetiba	—	—	—	—	341	—	148	—
Vale International S.A.	—	—	—	—	—	53,996	314	48,532
Others	80	26	89	99	129	357	93	435
Total	664	891	286	1,101	1,021	54,878	755	49,228

Current	664	600	286	813	1,021	6,203	755	5,622
Non-current	—	291	—	288	—	48,675	—	43,606
Total	664	891	286	1,101	1,021	54,878	755	49,228

	Consolidated (unaudited)
	Three-months period ended
	June 30, 2015			June 30, 2014
	Net operating revenue	Costs and expenses	Financial results	Net operating revenue	Costs and expenses	Financial results
Baovale Mineração S.A.	—	(47)	—	—	(11)	—
California Steel Industries, Inc.	—	—	—	197	—	—
Companhia Coreano-Brasileira de Pelotização	—	(57)	—	—	(51)	—
Companhia Hispano-Brasileira de Pelotização	—	(27)	—	—	(29)	—
Companhia Ítalo-Brasileira de Pelotização	—	(44)	—	—	(29)	—
Companhia Nipo-Brasileira de Pelotização	—	(78)	—	—	(78)	—
Ferrovia Centro Atlântica S.A.	38	(29)	—	42	(26)	—
Mitsui & Co., Ltd.	155	—	—	53	(13)	—
MRS Logística S.A.	—	(433)	—	—	(246)	—
Samarco Mineração S.A.	176	—	—	136	—	—
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	—	—	—	—	(221)	—
VLI S.A.	209	—	—	209	—	6
Others	37	(36)	(7)	64	(4)	7
Total	615	(751)	(7)	701	(708)	13

	Consolidated (unaudited)
	Six-months period ended
	June 30, 2015			June 30, 2014
	Net operating revenue	Costs and expenses	Financial results	Net operating revenue	Costs and expenses	Financial results
Baovale Mineração S.A.	—	(60)	—	—	(23)	—
California Steel Industries, Inc.	—	—	—	420	—	—
Companhia Coreano-Brasileira de Pelotização	—	(103)	—	—	(112)	—
Companhia Hispano-Brasileira de Pelotização	—	(63)	—	—	(68)	—
Companhia Ítalo-Brasileira de Pelotização	—	(83)	—	—	(53)	—
Companhia Nipo-Brasileira de Pelotização	—	(150)	—	—	(172)	—
Ferrovia Centro Atlântica S.A.	73	(62)	—	77	(64)	—
Mitsui & Co., Ltd.	325	—	—	146	—	—
MRS Logística S.A.	—	(775)	—	—	(572)	—
Samarco Mineração S.A.	266	—	—	282	—	—
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	—	—	—	—	(495)	—
VLI S.A.	387	—	—	413	—	21
Others	100	(70)	4	103	(59)	23
Total	1,151	(1,366)	4	1,441	(1,618)	44

	Parent company (unaudited)
	Six-months period ended
	June 30, 2015			June 30, 2014
	Net operating revenue	Costs and expenses	Financial results	Net operating revenue	Costs and expenses	Financial results
Baovale Mineração S.A.	—	(60)	—	—	(23)	—
Companhia Coreano-Brasileira de Pelotização	—	(103)	—	—	(112)	—
Companhia Hispano-Brasileira de Pelotização	—	(63)	—	—	(68)	—
Companhia Ítalo-Brasileira de Pelotização	—	(83)	—	—	(53)	—
Companhia Nipo-Brasileira de Pelotização	—	(150)	—	—	(172)	—
Companhia Portuária Baia de Sepetiba	—	(395)	—	—	(298)	—
Ferrovia Centro Atlântica S.A.	73	(62)	—	77	(62)	—
Mineração Brasileira Reunidas S.A.	—	(359)	—	—	(345)	—
Mitsui & Co., Ltd.	—	—	—	—	(8)	—
MRS Logística S.A.	—	(775)	—	—	(572)	—
Samarco Mineração S.A.	266	—	—	282	—	—
Vale International S.A.	17,004	—	(996)	26,483	—	(590)
Vale Mina do Azul S.A	—	—	—	20	—	—
Vale Operações Ferroviárias S.A.	—	(13)	—	4	—	—
VLI Multimodal S.A.	—	—	—	301	—	—
Vale Energia S.A	—	—	—	—	(58)	—
VLI S.A.	387	—	—	112	—	21
Others	102	(153)	201	47	(5)	(14)
Total	17,832	(2,216)	(795)	27,326	(1,776)	(583)

					Statement of income (unaudited)
	Balance sheet		Three-months period ended		Six-months period ended
	June 30, 2015	December 31, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
	(unaudited)
Cash and cash equivalents
Bradesco	48	89	2	1	3	2
	48	89	2	1	3	2
Loans and financing payable
BNDES	13,432	11,981	(58)	(109)	(108)	(221)
BNDESPar	1,501	1,564	(4)	(24)	(32)	(48)
	14,933	13,545	(62)	(133)	(140)	(269)

Remuneration of key management personnel

	(unaudited)
	Three-months period ended		Six-months period ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Short-term benefits	9	9	50	50
Wages or pro-labor	6	6	12	12
Direct and indirect benefits	3	3	14	11
Bonus	—	—	24	27

Long-term benefits	—	—	2	2
Based on stock	—	—	2	2

Termination of position	5	—	16	—
	14	9	68	52

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors
Governance and Sustainability Committee
Dan Antonio Marinho Conrado	Fernando Jorge Buso Gomes
Chairman	Arthur Prado Silva
Eduardo de Oliveira Rodrigues Filho
Sérgio Alexandre Figueiredo Clemente	Ricardo Rodrigues Morgado
Vice-President	Ricardo Simonsen

Marcel Juviniano Barros	Fiscal Council
Gueitiro Matsuo Genso
Tarcísio José Massote de Godoy	Marcelo Amaral Moraes
Fernando Jorge Buso Gomes	Chairman
Hiroyuki Kato
Oscar Augusto de Camargo Filho	Marcelo Barbosa Saintive
Luciano Galvão Coutinho	Cláudio José Zucco
Lucio Azevedo	Aníbal Moreira dos Santos
Alberto Guth	Raphael Manhães Martins

Alternate	Alternate
Arthur Prado Silva	Paulo Fontoura Valle
Moacir Nachbar Junior	Marcos Tadeu Siqueira
Francisco Ferreira Alexandre	Oswaldo Mário Pego de Amorim Azevedo
Gilberto Antonio Vieira	Pedro Paulo de Souza
Robson Rocha
Luiz Mauricio Leuzinger
Yoshitomo Nishimitsu	Executive Officers
Eduardo de Oliveira Rodrigues Filho
Victor Guilherme Tito	Murilo Pinto de Oliveira Ferreira
Carlos Roberto de Assis Ferreira	Chief Executive Officer

Advisory Committees of the Board of Directors	Vânia Lucia Chaves Somavilla
Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)
Controlling Committee
Eduardo Cesar Pasa	Luciano Siani Pires
Moacir Nachbar Junior	Executive Officer (Finance and Investors Relations)
Oswaldo Mário Pego de Amorim Azevedo
Marcos Paulo Pereira da Silva	Roger Allan Downey
Executive Officer (Fertilizers, Coal and Strategy)
Executive Development Committee
Oscar Augusto de Camargo Filho	Gerd Peter Poppinga
Marcel Juviniano Barros	Executive Officer (Ferrous)
Fernando Jorge Buso Gomes
Tatiana Boavista Barros Heil	Galib Abrahão Chaim
Executive Officer (Capital Projects Implementation)
Strategic Committee
Murilo Pinto de Oliveira Ferreira	Humberto Ramos de Freitas
Dan Antonio Marinho Conrado	Executive Officer (Logistics and Mineral Research)
Gueitiro Matsuo Genso
Luiz Carlos Trabuco Cappi	Vacant
Oscar Augusto de Camargo Filho	Executive Officer (Base Metals)
Luciano Galvão Coutinho
Marcelo Botelho Rodrigues
Finance Committee	Global Controller Director
Gilmar Dalilo Cezar Wanderley
Fernando Jorge Buso Gomes	Murilo Muller
Eduardo de Oliveira Rodrigues Filho	Chief Accountant and Controllership Director
Tatiana Boavista Barros Heil	CRC-PR - 046788/O-5 “S” RJ

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: July 30, 2015		Rogerio T. Nogueira
Director of Investor Relations